Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

BREG, INC.,

ORTHOFIX HOLDINGS, INC.

and

BREG ACQUISITION CORP.

Dated as of April 23, 2012

5.19	Brokerage and Transaction Bonuses	45
5.20	Bank Accounts; Names and Locations	45
5.21	Affiliate Transactions	45
5.22	Product Warranties	46
5.23	Product Liabilities	46
5.24	Distributors and Suppliers	46
5.25	No other Representations or Warranties	47

Article VI REPRESENTATIONS AND WARRANTIES CONCERNING BUYER		47
6.1	Organization and Power	47
6.2	Authorization	47
6.3	No Violation	47
6.4	Governmental Authorities and Consents	48
6.5	Litigation	48
6.6	Insolvency	48
6.7	Investment Representation	48
6.8	Sufficiency of Funds	48
6.9	No other Representations or Warranties; No Outside Reliance	48

Article VII TERMINATION		49
7.1	Termination	49
7.2	Effect of Termination	50

Article VIII ADDITIONAL AGREEMENTS		50
8.1	Survival of Representations and Warranties	50
8.2	Indemnification	51
8.3	Mutual Assistance	61
8.4	Press Release and Announcements	61
8.5	Expenses	62
8.6	Equitable Remedies	62
8.7	Further Assurances	62
8.8	RESERVED	62
8.9	Confidentiality	62
8.10	Cooperation	63
8.11	Insurance	64
8.12	Certain Covenants	65
8.13	Employment and Benefits Arrangements	67

Article IX TAX MATTERS		68
9.1	Tax Returns	68
9.2	Transfer Taxes	69
9.3	Tax Contests	69
9.4	Tax Cooperation	70
9.5	Tax Refunds	70
9.6	Tax Sharing Agreements	70

Article X MISCELLANEOUS		71
10.1	Amendment and Waiver	71
10.2	Notices	71
10.3	Successors and Assigns	72
10.4	Severability	72

10.5	Interpretation	73
10.6	No Third-Party Beneficiaries	73
10.7	Complete Agreement	73
10.8	Counterparts	73
10.9	Electronic Delivery	74
10.10	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL

EXHIBITS AND SCHEDULES

Exhibits:

Exhibit A - Transition Services Agreement
Exhibit B — Guaranty
Exhibit C — Form of FIRPTA Certificate

Schedules:

Indebtedness Schedule
Schedule A
Schedule B
Schedule 1.1(b)
Schedule 3.1(c)
Schedule 3.1(d)
Schedule 4.3
Schedule 4.3(c)(iii)
Schedule 4.11
Schedule 8.2(a)
Schedule 8.5

Disclosure Schedules:

Seller Disclosure Schedule

*            All schedules and exhibits have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Orthofix International N.V. agrees to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 23, 2012, by and among Breg, Inc., a California corporation (the “Company”), Orthofix Holdings, Inc., a Delaware corporation (the “Seller”), and Breg Acquisition Corp., a Delaware corporation (“Buyer”).

WHEREAS, Seller owns all of the issued and outstanding Capital Stock of the Company (the “Shares”);

WHEREAS, the Company and its Subsidiaries, together with Breg Deutschland GmbH, a company with limited liability organized under the laws of Germany and an indirect subsidiary of Parent (as defined herein) (collectively, the “Company Entities”), are engaged in the business of (i) designing, manufacturing, marketing and distributing orthopedic bracing, cold therapy pain management and home therapy rehabilitation products for post-operative reconstruction and rehabilitative patient use and selling such products through an existing network of domestic and international distributors, sales representatives and affiliates, (ii) providing inventory and billing management and consulting services related to the products described in the immediately preceding clause (i), and (iii) developing, distributing, operating, maintaining and licensing certain inventory management software related to the products described above (collectively, the “Business”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares; and

WHEREAS, as a condition to the willingness of, and an inducement to, Seller to enter into this Agreement, Water Street Healthcare Partners II, L.P., a Delaware limited partnership, has executed and delivered a Guaranty, dated as of the date hereof (the “Water Street Guaranty”), that, among other things, irrevocably guarantees the full and faithful payment and performance by Buyer of all of the payment and performance obligations of Buyer set forth in this Agreement in accordance with the terms hereof and the Water Street Guaranty.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1           Definitions.  For purposes of this Agreement, the following terms have the following meanings set forth below:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement no more favorable to a third party than the Confidentiality Agreement.

“Adjustment Calculation Time” means 11:59 p.m. (San Diego, California time) on the day immediately prior to the Closing Date.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person.  For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, Seller shall not be deemed to be an Affiliate of Buyer or the Company after the Closing.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company or any of its Subsidiaries is or has been a member.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Rate” means the prime rate of interest as published from time to time in The Wall Street Journal.

“Arbiter” means Duff & Phelps LLC.  If Duff & Phelps LLC is not able or willing to perform such services, then, unless Seller and Buyer otherwise agree in writing, the American Institute of Certified Public Accountants shall select a firm to be the Arbiter hereunder.

“Bidder” has the meaning set forth in Section 4.7.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day, other than a Saturday, Sunday or other day on which banks located in San Diego, California are closed for business as a result of federal, state or local holiday.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Notice of Disagreement” has the meaning set forth in Section 2.3(b).

“Buyer Parties” means Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries, but excluding Seller and its Affiliates) and their respective stockholders, officers, directors, employees, agents, advisors, partners, members, representatives, successors and assigns.

“Buyer Transaction Expenses” means all reasonable and documented fees, costs and expenses (including reasonable and documented attorney’s, accountant’s and other advisors’ fees, costs and expenses) incurred, paid or reimbursed by or on behalf of Buyer or its Affiliates in connection with, relating to or arising out of (i) due diligence review and analysis of the Company and its Subsidiaries, (ii) drafting, negotiation, execution, delivery and performance of this Agreement and the other agreements contemplated hereunder and the enforcement of Buyer’s and its Affiliates’ rights hereunder and thereunder, (iii) drafting, negotiation, execution, delivery and performance of documents related to debt and equity financing received by Buyer or its Affiliates and the enforcement of Buyer’s and its Affiliates rights thereunder, and (iv) the consummation of the transactions contemplated by this Agreement.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock or other ownership interests of a corporation and any and all ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or other rights to purchase any of the foregoing.

“Cash on Hand” means, as of any time of determination, the Company’s and its Subsidiaries actual consolidated cash (bank) balances, as adjusted for any deposits in transit, any outstanding checks and any other proper reconciling items, in each case as determined in accordance with

GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the December 2011 Financial Statements.

“Change” means an event, change, circumstance, occurrence, fact, condition, effect or development.

“Claim” means any civil, criminal or administrative action or cause of action, suit, petition, proceeding (including arbitration proceeding), complaint, subpoena, civil investigative demand, investigation, hearing, demand, demand letter, warning letter, claim, audit, inquiry, notice of noncompliance or violation or proceeding by any Governmental Entity or other Person.

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Cash on Hand Amount” means the amount of Cash on Hand as of the Closing.

“Closing Date” has the meaning set forth in Section 2.2(a).

“Closing Indebtedness” means Indebtedness of the Company and its Subsidiaries as of the Adjustment Calculation Time; provided that the amounts due and owing pursuant to the Credit Facilities shall be determined as reflected in payoff letters delivered to Buyer.

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time; provided, however, that the aggregate amount of transaction bonus amounts  described in Section 5.19 of the Seller Disclosure Schedule and related payroll taxes that (x) are ultimately forfeited by the employees entitled to receive such bonus amounts pursuant to the terms of the applicable bonus letter agreements and (y) are not paid to such employees by the Company following the Closing shall not be included as a current liability for purposes of calculating the Closing Net Working Capital pursuant to Section 2.3.

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“Cold Therapy Products” means the products described on Schedule A attached hereto.

“Common Interest Agreement” means that certain Common Interest Agreement, dated as of February 10, 2012, entered into by and between Parent and Water Street Healthcare Partners, LLC, in each case, through their respective attorneys.

“Company” has the meaning set forth in the Preamble.

“Company Entities” has the meaning set forth in the Recitals.

“Company Products” means all current products (including software products) and services marketed, sold or licensed by the Company or any of its Subsidiaries to its or their respective customers and distributors, together with (A) all past products (including software products) and services marketed, sold or licensed by the Company or any of its Subsidiaries within the past seven (7) years and (B) all products (including software products) and services under development by or for the Company or any of its Subsidiaries.

“Company Transaction” has the meaning set forth in Section 4.6.

“Conflict With” means (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Lien (other than a Permitted Lien) upon the Company’s or any of its Subsidiaries’ Capital Stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or Governmental Entity pursuant to.

“Confidentiality Agreement” has the meaning set forth in Section 10.7.

“Credit Facilities” means that certain (i) Credit Agreement, dated as of August 30, 2010, among Seller, Parent and certain domestic Subsidiaries of Parent, the several banks and other financial institutions as may from time to time become parties thereto, and JPMorgan Chase, N.A., and (ii) each other document or agreement executed in connection therewith, as the same have been and may be amended, modified, supplemented or waived from time to time.

“December 2011 Financial Statements” means the unaudited financial statements described in Section 5.5(ii) as of and for the period dated December 31, 2011.

“Electronic Delivery” has the meaning set forth in Section 10.9.

“Employees” has the meaning set forth in Section 8.13.

“Encumbrance” means any Lien, other than restrictions on transfer under the Securities Act and applicable state securities laws.

“Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety, exposure to hazardous substances or materials, pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or radon.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is or was, at a relevant time, treated as a single employer under Section 414 of the Code.

“Estimated Purchase Price” means an amount equal to the Purchase Price as estimated in good faith by Seller not more than five (5), nor less than two (2), days prior to the Closing Date (but with it being understood that the sum of (A) the aggregate amount of the payments to be made by Buyer at the Closing pursuant to Section 2.2(b)(i) and Section 2.2(b)(ii) based on the Estimated Purchase Price and (B) the aggregate amount of Indebtedness of Company and its Subsidiaries as of immediately prior to the Closing (but after giving effect to the payments in respect of Credit Facilities and the Intercompany Payable Amount, as contemplated pursuant to Section 2.2(b)(ii)) shall in no event exceed $159,000,000)

(provided, that for the avoidance of doubt, such limitation shall in no way limit the actual amount of the Final Purchase Price and subsequent payments thereof as determined pursuant to Section 2.3).

“FDA” means the United States Food and Drug Administration and any comparable agencies in foreign countries, together in each case, with any successor agencies.

“Federal and State Health Care Laws” means all: (i) laws and regulations administered by the FDA, including, without limitation, the Food, Drug, and Cosmetic Act, and any other federal, state and foreign laws and regulations governing the manufacture, distribution, and sale of medical devices; (ii) federal fraud and abuse laws and regulations, including the federal physician self-referral law, 42 U.S.C. § 1395nn, commonly known as the “Stark Law”, the federal anti-kickback statute, 42 U.S.C. § 1320a-7b, the federal civil monetary penalty statute, 42 U.S.C. § 1320a-7a, federal laws and regulations governing exclusion, including 42 U.S.C. § 1320a-7, the civil false claims act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes and similar state laws and regulations; (iii) federal and state laws and regulations regarding the submission of false claims, false billing and false coding and fee splitting, referrals by physicians and other health care professionals or providers, and kickbacks, (iv) federal and state laws and regulations affecting the Government Health Care Programs including, but not limited to, Medicare (Social Security Act title XVIII), Medicaid (Social Security Act title XIX) and  Tricare (10 U.S.C. § 1071 et seq.), and the regulations promulgated under all such laws; (v) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and related federal regulations and other federal and state laws and regulations relating to the use, disclosure, and accountability of patient health information (collectively, the “Privacy and Security Laws”); (vi) all applicable laws and regulations regarding Permits; (vii) any and all other applicable health care laws (whether foreign or domestic), regulations, manual provisions, policies and administrative guidance; (viii) with regard to (i) through (vii) above, any law succeeding thereto and all amendments and supplements to the laws and regulations set forth in (i) through (vii).

“Final Purchase Price” has the meaning set forth in Section 2.3(e).

“Food, Drug, and Cosmetic Act” means 21 U.S.C. § 301 et seq. and all regulations promulgated thereto.

“Fundamental Representations ” means the representations and warranties in Section 5.1 (Corporate Organization), Section 5.2 (Capitalization), Section 5.3(a) (Authorization), Section 5.4 (Subsidiaries), Section 5.18 (Tax Matters), Section 5.19 (Brokerage and Transaction Bonuses), and Section 5.21 (Affiliate Transactions).

“GAAP” means United States generally accepted accounting principles,

“Governmental Approvals” has the meaning set forth in Section 3.1(d).

“Governmental Entity” means the United States of America and any other federal, foreign, state, municipal or local government or political subdivision thereof (including any authority, agency, commission, arbitrator or arbitral body entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of or on behalf of any Governmental Entity, or any contractor (e.g., a Medicare Administrative Contractor or MAC) acting on behalf of any such previously described Governmental Entity), any court or tribunal (or any department, bureau or division thereof).

“Government Health Care Program” or “Government Health Care Programs” means one or more, respectively, of the following: (1) the Medicare, Tricare, Civilian Health and Medical Program

of the Uniformed Services (“CHAMPUS”), Veterans, and black lung disease programs and any other health care plan or program that provides health benefits, whether directly, through insurance or otherwise, which is funded directly, in whole or in part, by the United States government including the federal employee health benefits program and (2) any program receiving funds under Titles V, XIX (including Medicaid) and XX of the Social Security Act, or from an allotment to a state under such title, or a state child health plan approved under Title XXI of the Social Security Act.

“Guaranty”  means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable for the debt, obligation or other liability of any other Person (other than by endorsements of instruments in the ordinary course of collection).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person at any time, without duplication, (1) (i) all liabilities and obligations for borrowed money, whether current, short-term, long-term, secured or unsecured; (ii) all liabilities and obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) all liabilities and obligations in respect of letters of credit and bankers’ acceptances issued for the account or benefit of such Person, (iv) all liabilities and obligations arising from bank overdrafts; (v) all liabilities and obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property; (vi) all liabilities and obligations arising from deferred compensation arrangements and all liabilities and obligations under severance plans or arrangements, bonus plans or similar arrangements, in each case payable as a result of the consummation of the transactions contemplated hereby; (vii) all Guaranties of such Person in connection with any of the foregoing; (viii) all liabilities and obligations required to be recorded as capital leases in accordance with GAAP as of the time of determination; (ix) all liabilities and obligations for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables incurred in the ordinary course of business); (x) all unpaid Taxes of the Company and its Subsidiaries for all Pre-Closing Tax Periods; (xi) all liabilities and obligations in respect of matters set forth on the Indebtedness Schedule attached hereto, (xii) the Intercompany Payable Amount, (xiii) the Profit Sharing Amount, and (xiv) all accrued interest, prepayment premiums or the like or penalties related to any of the foregoing, less (2) the Intercompany Receivable Amount.

“Indemnitee” has the meaning set forth in Section 8.2(e).

“Indemnitor” has the meaning set forth in Section 8.2(e).

“Independent Accountant” means a nationally-recognized independent accounting firm mutually agreed upon by Buyer and Seller, unless Buyer and Seller are unable to agree on such firm within 10 Business Days after the date on which the Independent Accountant is first needed, in which case the Independent Accountant (which shall be unconflicted) shall be selected by the American Institute of Certified Public Accountants.

“Insurance Policies” has the meaning set forth in Section 5.7.

“Intellectual Property Rights” means any and all intellectual and industrial proprietary rights of every kind and description anywhere in the world, including (i) patents and patent applications, (ii) Internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate names, and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works, and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, and (v) trade secrets and other proprietary information (including ideas, formulas, recipes, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, non-public data and databases, financial and marketing plans and customer and supplier lists and information).

“Intercompany Payable Amount” means the aggregate amount of the liabilities and obligations of the Company and its Subsidiaries owing to Seller or any of its Affiliates (other than the Company and its Subsidiaries)resulting from advances of cash to or other arrangements involving the Company in the ordinary course.

“Intercompany Receivable Amount” means the aggregate amount of the liabilities and obligations of Seller or any of its Affiliates (other than the Company and its Subsidiaries) owing to the Company and its Subsidiaries, resulting from advances of cash to or other arrangements involving the Company in the ordinary course.

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, Capital Stock, securities or ownership interest (including limited liability company interests, partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

“IT Assets” means hardware, computers,  software, servers, workstations, routers, hubs, switches, data communication lines, and other information technology equipment used by the Company or any of its Subsidiaries in the conduct of its or their respective businesses.

“Knowledge” means, when referring to the “Knowledge” of the Company, or any similar phrase or qualification based on knowledge, (a) the actual knowledge of any of Brian McCollum, Brad Lee, Aaron Heisler, Christine Bowden, Kathy Barber or Ray Fujikawa, and (b) the knowledge that any such person referenced in (i) above would have obtained in the conduct of his or her business after making reasonable inquiry with respect to the particular matter in question; provided, however, that (i) “reasonable inquiry” shall not require any inquiry or investigation beyond an inquiry of Persons who are directors, officers or employees of the Company and its Subsidiaries and who are reasonably likely to have such information and (ii) solely for purposes of Section 5.24, “reasonable inquiry” shall not require any inquiry or investigation beyond an inquiry of Persons who are directors, officers and employees of the Company and its Subsidiaries who are responsible for, or otherwise manage, relationships with top-five distributors of the Company and its Subsidiaries (determined based on revenue).

“Latest Balance Sheet” has the meaning set forth in Section 5.5.

“Law” or “Laws” has the meaning set forth in Section 5.13(a).

“Leased Real Property” and “Leased Realty” have the respective meanings set forth in Section 5.9(b).

“Lien” means any mortgage, pledge, hypothecation, lien, security interest, community property interest, security agreement, easement, restriction on transfer  or other encumbrance of any kind or nature.

“Losses” means, any loss, liability, cost, damage, penalty, Tax, fine or expense (including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses, reasonable fees,

costs and expenses of experts and witnesses and all reasonable amounts paid in investigation or defense, and all amounts paid in settlement, of any of the foregoing), whether or not arising out of third-party claims.

“Material Adverse Effect” means a material and adverse effect on the business, operations, assets, liabilities, financial condition or position, value, operating results, cash flow, net worth, prospects or employee, customer or supplier relations of the Company and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be deemed to constitute a Material Adverse Effect, or otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably be expected to occur:

(a)           any Change in economic or financial market conditions generally, except to the extent any such Change has a materially disproportionate adverse impact on the Company and its Subsidiaries compared to other Persons in the industry in which the Company and its Subsidiaries conduct business;

(b)           any Change generally affecting the industry in which the Company and its Subsidiaries conduct business, except to the extent any such Change has a materially disproportionate adverse impact on the Company and its Subsidiaries compared to other Persons in the industry in which the Company and its Subsidiaries conduct business;

(c)           any act of terrorism or war, except to the extent any such act has a materially disproportionate adverse impact on the Company and its Subsidiaries compared to other Persons in the industry in which the Company and its Subsidiaries conduct business;

(d)           the negotiation, execution, announcement or pendency of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees; or

(e)           any failure, in and of itself, by the Company and its Subsidiaries to meet projections, estimates or forecasts.

“Net Working Capital” means the amount by which (i) the sum of the Company’s consolidated current assets determined in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the December 2011 Financial Statements (except as otherwise provided in this definition and without regard to any purchase accounting adjustments arising out of the transactions contemplated hereby), exceeds (ii) the sum of the Company’s consolidated current liabilities determined in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the December 2011 Financial Statements (except as otherwise provided in this definition and without regard to any purchase accounting adjustments arising out of the transactions contemplated hereby, and except that the aggregate amount of transaction bonus amounts  described in Section 5.19 of the Seller Disclosure Schedule and related payroll taxes shall be treated as a current liability); provided that, notwithstanding clause (i) above, the consolidated current assets of the Company shall not include Cash on Hand, current and deferred Tax assets and current escrow asset in respect of the Omni Motion acquisition; and provided further that, notwithstanding clause (ii) above, the consolidated current liabilities of the Company shall not include any Transaction Expenses, any other liabilities that are included in, or relate to the liabilities included in, Indebtedness or any current or deferred Tax liabilities.  In determining Net Working Capital hereunder, all known accounting entries shall be taken into account regardless of their amount and all known errors and omissions shall be corrected.

“Neutral Broker” has the meaning set forth in Section 8.2(g).

“Non-Scraped Provisions” means (i) Sections 5.5, 5.7, 5.8, 5.10(a) (other than Section 5.10(a)(vii)), 5.11(e), and 5.24, (ii) the first sentence of Section 5.17(a), (iii) the first and third sentences of Section 5.13(c), (iii) the parenthetical in the first sentence of Section 5.12, and (iv) the definitions of “Material Adverse Effect” and “Permitted Liens” contained in this Section 1.1.

“Notice of Disagreement” has the meaning set forth in Section 2.3(c).

“Outside Date” has the meaning set forth in Section 7.1(d).

“Open Source License” means (i) any license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU GPL, the GNU LGPL, the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License, the Academic Free License, the BSD license and the Apache license, and (ii) any license of any software that requires or conditions any rights granted in such license upon:  (a) the disclosure, distribution or licensing of any other software (other than such licensed software in its unmodified form); (b) a requirement for any other licensee of such licensed software to modify, make derivative works of, or reverse-engineer any such other software; (c) a requirement for any other licensee of such licensed Software to disclose, distribute or license any such other software; or (d) an obligation to grant any patent rights including non-assertion obligations or patent license.

“Open Source Software” means any software that is licensed pursuant to an Open Source License, whether or not source code is available or included in such license.

“Pain Care Business” means the business of manufacturing, marketing, distributing, servicing and/or selling (i) ambulatory infusion pumps enabling the delivery of direct wound site pain relief and (ii) other Pain Care Products, which business was owned and operated by Parent and its Subsidiaries and predecessors (including the Company) prior to the Closing.

“Pain Care Products” means the products described on Schedule B attached hereto.

“Pain Care Claims” has the meaning set forth in Section 8.2(a)(vii).

“Parent” means Orthofix International N.V., a company organized under the laws of Curacao.

“Permits” means any approval, bond, certificate of authority, operating certificate, certificate of need, accreditation, qualification, provider number, license, franchise, permit, order, registration, variance, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Entity or any other Person to which or by which such person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Action” means, at any time prior to the Closing Date, the Company’s and/or any of its Subsidiaries’ execution and delivery of (i) any corporate integrity agreement or similar arrangement or (ii) any settlement of any qui tam Claim or any investigation by a Governmental Entity that involves any remedies of any kind or nature whatsoever applicable to the Company or any of its Subsidiaries other than the payment of money, if (and only if) effective upon the Closing (A) such corporate integrity agreement or similar agreement does not impose any obligation, liability or restriction

(in any case, whether or not material) on the Company or any of its Subsidiaries, (B) the Company and its Subsidiaries are not subject to such remedies, obligations, liabilities or restrictions under the terms of any such settlement; and (C) neither the Company nor any of its Subsidiaries (x) has or may have any liability or obligation (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted), (y) is or may be subject to any restriction or limitation (including any limitation on business practices), or (z) is or may be otherwise required to admit to any wrongdoing or violation of Law, in each case, arising out of, in connection with or as a result of any such corporate integrity agreement (or similar agreement) or settlement.

“Permitted Liens” means (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or which are being contested in good faith, for which adequate accruals or reserves have been established in accordance with GAAP, (ii) statutory or common law landlord’s, mechanic’s, carrier’s, warehousemen’s, workmen’s, repairmen’s or other Liens arising or incurred in the ordinary course of business for obligations that are not delinquent or are being contested in good faith and which would not, individually or in the aggregate, have a material adverse effect on the Company’s or its Subsidiaries’ business, (iii) restrictions on transfer arising under applicable securities laws, (iv) with respect to real property, (A) zoning, building, subdivision or other similar requirements or restrictions (or minor defects in title), and (B) easements, quasi-easements, real property licenses, covenants, rights-of-way or other similar restrictions, in each case, which individually or in the aggregate, do not materially impair the ordinary conduct of the business of the Company or any of its Subsidiaries or materially impair the existing use or operation of the relevant real property of the Company or its Subsidiaries, and (D) with respect to the Leased Real Property, any Liens on the fee estate relating to such Leased Real Property, or (v) Liens disclosed on Schedule 1.1(b) attached hereto.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, Governmental Entity or other entity.

“Plan” has the meaning set forth in Section 5.16.

“Post-Closing Cold Therapy Claims” has the meaning set forth in Section 8.2(a)(v).

“Pre-Closing Cold Therapy Claims” has the meaning set forth in Section 8.2(a)(vi).

“Pre-Closing Tax Period” has the meaning set forth in Section 8.2(a).

“Profit Sharing Amount” means $613,000.

“Purchase Price” has the meaning set forth in Section 2.3(a).

“Qualifying Proposal” means a written offer, proposal or agreement from a Bidder and delivered (including via Electronic Delivery or facsimile) to Seller or Parent regarding an acquisition transaction, if (and only for so long as) (i) such transaction is structured as an acquisition of all of the Shares in exchange for only cash payable at the closing of such transaction; (ii) the enterprise value of the Company and its Subsidiaries determined with respect to such transaction is at least $170 million; and (iii) pursuant to the terms of such offer, proposal or agreement, the consummation of the proposed transaction is not subject to any financing condition or (except for due diligence to be conducted by the applicable Bidder during the applicable Negotiation Period) due diligence condition.  Notwithstanding the foregoing, an offer, proposal or agreement that contemplates an asset acquisition shall also be deemed to be a Qualifying Proposal for purposes of this Agreement if such offer or agreement provides (A) Parent and its Subsidiaries, as of the closing of the proposed transaction, with after-tax net cash proceeds (on, if applicable, a discounted net present value basis) in an amount not less than the proceeds that would be received by Parent and its Subsidiaries in an equity transaction contemplated by this definition, and (B) that the consummation of such proposed transaction is not subject to any financing condition or (except for due diligence to be conducted by the applicable Bidder during the applicable Negotiation Period) due diligence condition.  For purposes of determining clause (ii) above, the enterprise value of the Company and its Subsidiaries shall be the aggregate amount of consideration that such Bidder proposes to pay in cash for (x) the Shares and (y) any Indebtedness of the Company and its Subsidiaries to be assumed or otherwise paid by Bidder as of the closing of such acquisition transaction as determined in accordance with this Agreement, and, for this purpose, any amounts payable for, as a result of or otherwise in respect of net working capital, cash and cash equivalents balances or similar assets or attributes shall be excluded from (i.e., shall not be taken into account in determining) such calculation and determination.

“Realty Leases” has the meaning set forth in Section 5.9(b).

“Registered Intellectual Property” has the meaning set forth in Section 5.11(a).

“Salaried Employees” has the meaning set forth in Section 8.12.

“Second Request” has the meaning set forth in Section 4.2(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Schedule” means the disclosure schedule attached hereto and delivered by Seller to Buyer on the date hereof concurrently with entry into of this Agreement.

“Seller Notice of Disagreement” has the meaning set forth in Section 2.3(b).

“Seller Parties” has the meaning set forth in Section 8.2(b).

“Shares” has the meaning set forth in the Recitals.

“Specified Claim Losses” has the meaning set forth in Section 8.2(c)(ii).

“Specified Claims” means the Post-Closing Cold Therapy Claims, the Pre-Closing Cold Therapy Claims and the Pain Care Claims.

“Straddle Period” has the meaning set forth in Section 9.1(b).

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 50% of the total voting power of shares of stock entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity, at least 25% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Superior Proposal” shall mean, as of any date of determination, a Qualifying Proposal which in the good faith determination of the board of directors of Parent (after taking into account, among other things, regulatory approvals, the expected timing, and the identity of the Person or group making the Qualifying Proposal) (i) is (and only for so long as it continues to be) reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction more favorable to Parent and its Subsidiaries from a financial point of view than the transaction provided for in this Agreement (after taking into account any changes proposed to be made to this Agreement pursuant to Section 4.7 in a Match Right Amendment).  For the avoidance of doubt, if (A) any term or provision of an offer or agreement that initially constituted a Superior Proposal is changed (or Seller, Parent, Parent’s Subsidiaries or Affiliates, or any of their respective representatives, agents or advisors become aware of facts or circumstances indicating that any such term has changed) such that, following review and evaluation of such changes by the board of directors of Parent to determine if such revised proposal is a Qualifying Proposal and meets the criteria set forth in (i) and (ii) of the preceding sentence, such offer or agreement ceases to be a Superior Proposal, or (B) if the board of directors of Parent (after taking into account, among other things, regulatory approvals, the expected timing, and the identity of the person or group making the Qualifying Proposal) determines that a Qualifying Proposal is no longer reasonably likely to be consummated in accordance with its terms (inclusive of any subsequent proposed changes to such terms) or would not result in a transaction more favorable to Parent and its Subsidiaries from a financial point of view than the transaction provided for in this Agreement (after taking into account any changes proposed to be made to this Agreement pursuant to Section 4.7), then as of the date of such determination, such offer, proposal or agreement shall no longer be a Superior Proposal, and Seller’s rights set forth in Section 4.7 shall immediately expire in respect of the Bidder who submitted such offer or agreement.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, escheat, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental,  real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Attributes” means any attribute of the Company or its Subsidiaries potentially subject to reduction under Treasury Regulation §1.1502 36(d).

“Tax Benefit” has the meaning set forth in Section 8.2(k).

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any Person or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Termination Fee” shall mean an aggregate amount in cash equal to the sum of (i) $5,750,000 plus (ii) the aggregate amount of all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of Buyer in connection with the transactions contemplated hereunder (which fees and expenses shall in no event be greater than $1,500,000).

“Third-Party Approvals” has the meaning set forth in Section 3.1(c).

“Transaction Expenses” means all unpaid fees, costs and expenses (including investment banker’s, attorney’s and accountant’s fees, costs and expenses) incurred by Seller and/or the Company and/or its Subsidiaries (whether prior to or upon the consummation of the Closing) in connection with or otherwise as a result of the transactions contemplated by this Agreement, but with it being understood that Transaction Expenses shall include only those items and amounts set forth on Schedule 8.5 attached hereto as of the Closing.  Transaction Expenses shall not include any such fees and expenses for which Buyer is obligated to pay or reimburse to Seller pursuant to Section 4.2 or Section 4.8.

“Water Street Guaranty” has the meaning set forth in the Recitals.

ARTICLE II

TRANSACTIONS

2.1           Purchase and Sale.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall purchase from Seller, and Seller shall sell, convey, assign, transfer and deliver to Buyer, all of the Shares, free and clear of all Encumbrances.

2.2           Closing Transactions.

(a)           The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. local time on the second (2nd) Business Day following the satisfaction, or waiver by the party entitled to the benefit thereof, of all of the conditions set forth in Article III (other than those conditions that by their terms or nature are to be satisfied at the Closing); provided that in no event shall the Closing occur prior to the date that is sixty (60) days after the date of this Agreement (unless an earlier date is specified in writing by Buyer upon at least three (3) Business Days’ prior written notice to Seller, provided, however, that no such notice may be delivered by Buyer without the prior written consent of Seller (which consent may be withheld in Seller’s sole and absolute discretion, whether or not such withholding is reasonable) prior to the expiration of the Unsolicited Offer Period or any Negotiation Period, Topping Offer Period or Follow-on Topping Offer Period).  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)           At the Closing and subject to the satisfaction of the conditions set forth in this Agreement:

(i)            Buyer shall pay to Seller an amount equal to the Estimated Purchase Price by wire transfer of immediately available funds to the account(s) designated in writing by Seller to Buyer at least two (2) Business Days prior to the Closing Date;

(ii)           Buyer shall pay to the intended beneficiaries thereof (as identified by Seller to Buyer at least two (2) Business Days prior to the Closing Date) (a) amounts due and owing pursuant to the Credit Facilities, (b) the Intercompany Payable Amount, and (c) the Transaction Expenses;

(iii)          Seller shall deliver to Buyer the following:

(A)          the certificates representing the Shares, duly endorsed in blank or accompanied by duly executed stock powers, with appropriate transfer stamps (if any) affixed thereto;

(B)           evidence of releases of any Liens (other than any Permitted Liens) related to the assets and properties of the Company and its Subsidiaries and payoff letters with respect to any Indebtedness outstanding as of the Closing (in each case on terms and conditions reasonably satisfactory to Buyer); and

(C)           all books and records and other property of the Company or any of its Subsidiaries in Seller’s possession or under Seller’s control.

(iv)          Seller shall pay to the Company the Intercompany Receivable Amount.

(v)           The Company, Seller and Buyer, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party under this Agreement.

2.3           Purchase Price.

(a)           The aggregate purchase price for the Shares (the “Purchase Price”) shall be an aggregate amount equal to the result of (i) $157,500,000.00, minus (ii) the Closing Indebtedness, plus (iii) the Closing Cash on Hand Amount, plus (iv) the amount (if any) by which Closing Net Working Capital is greater than $15,044,000, minus (v) the amount (if any) by which Closing Net Working Capital is less than $15,044,000; minus (vi) all Transaction Expenses.

(b)           Within seventy-five (75) days following the Closing Date, Buyer shall prepare and deliver (at its own expense) to Seller a statement (the “Closing Statement”) setting forth Buyer’s calculation of the Purchase Price.  The Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.  During the thirty (30) days immediately following Seller’s receipt of the Closing Statement and any period of dispute with respect thereto thereafter, Buyer shall provide Seller (at Seller’s Expense) with reasonable access during normal business hours to the relevant books, records and documents (including working papers of Buyer’s independent accountants, if any) for purposes of its review of the Closing Statement, and Buyer shall make reasonably available to Seller the Company’s employees responsible for preparation and calculation of, the Closing Statement; provided, however, that the independent accountants of Buyer shall not be obligated to make any working papers available to Seller unless Seller has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to Buyer and such independent accountants.  Seller shall, prior to the Closing, and Buyer shall, following the Closing through the date that the Final Purchase Price is finally determined pursuant to this Agreement, take all actions reasonably necessary to maintain and preserve copies of all accounting books and records, policies and procedures on which each of the determination of the Estimated Purchase Price and the Closing Statement are based.  The Closing Statement and the resulting calculation of the Purchase Price shall become final and binding on the parties thirty (30) days following Seller’s receipt thereof, unless Seller gives written notice of its disagreement (a “Seller Notice of Disagreement”) to Buyer prior to such date; provided that the Closing Statement and the resulting calculation of the Purchase Price shall become final and binding upon the parties upon Seller’s delivery, prior to the expiration of the thirty (30) day period, of written notice to Buyer of its acceptance of the Closing Statement.  Any Seller Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted.

(c)           If the Closing Statement is not prepared and delivered by Buyer within the seventy-five (75) day period set forth in Section 2.3(b), Seller shall be entitled (but not obligated) during the sixty (60) day period commencing on the seventy-sixth (76th) day after the Closing Date to prepare and deliver (at its own expense) the Closing Statement.  In such event, the Closing Statement and the resulting calculation of the Purchase Price shall become final and binding on the parties thirty (30) days following Buyer’s receipt thereof, unless Buyer gives written notice of its disagreement (a “Buyer Notice of Disagreement,” and each of a Seller Notice of Disagreement and Buyer Notice of Disagreement, a “Notice of Disagreement”) to Seller prior to such date.  Any Buyer Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted.

(d)           If a timely Notice of Disagreement is delivered by Seller or Buyer, as applicable, then the Closing Statement (as revised in accordance with this Section 2.3(d)), and the resulting calculation of the Purchase Price, shall become final and binding upon the parties on the earlier of (i) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by Seller and Buyer and (ii) the date any and all matters specified in the Notice of Disagreement not resolved by Seller and Buyer are finally resolved in writing by the Arbiter. The Closing Statement shall be revised to the extent necessary to reflect any resolution by Seller and Buyer and any final resolution made by the Arbiter in accordance with this Section 2.3(d). During the thirty (30) days immediately following the delivery of a Notice of Disagreement or such longer period as Seller and Buyer may agree in writing, Seller and Buyer shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. At the end of such thirty (30) day period, Seller and Buyer shall submit to the Arbiter (who shall be acting as an expert and not as an arbitrator) for review and resolution of any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Disagreement. Buyer and Seller shall instruct the Arbiter to make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) in accordance with the terms of this Agreement. Buyer and Seller will cooperate (and Buyer shall cause the Company to cooperate) with the Arbiter during the term of its engagement. Buyer and Seller shall instruct the Arbiter not to, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. Buyer and Seller shall also instruct the Arbiter to make its determination based solely on presentations by Buyer and Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement and the resulting calculation of the Purchase Price shall become final and binding on the parties hereto on the date the Arbiter delivers its final resolution in writing to Buyer and Seller (which final resolution shall be requested by the parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such resolution by the Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Arbiter pursuant to this Section 2.3(d) shall be borne by the Company, on the one hand, and Seller, on the other hand, based upon the percentage which the aggregate portion of the contested amount awarded to each party bears to the amount actually contested by such party, as determined by the Arbiter. For example, if Seller claims the Final Purchase Price is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by Seller, and if the Arbiter ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of the Arbiter will be allocated 60% (i.e., 300 ÷ 500) to the Company and 40% (i.e., 200 ÷ 500) to Seller.

(e)           If the Purchase Price as finally determined in accordance with this Section 2.3 (the “Final Purchase Price”) is greater than the Estimated Purchase Price, then Buyer shall, within five (5) Business Days after the Closing Statement becomes final and binding in accordance with the terms hereof, make payment to Seller (to an account or accounts designated by Seller), by wire transfer of immediately available funds, of an amount equal to the amount by which the Final Purchase Price exceeds the Estimated Purchase Price, together with interest on such excess at a rate per annum equal to the Applicable Rate, calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment.  If the Estimated Purchase Price is greater than the Final Purchase Price, then Seller shall, within five (5) Business Days after the Closing Statement becomes final and binding in accordance with the terms hereof, make payment to Buyer (to an account or accounts designated by Buyer or its designee), by wire transfer of immediately available funds, of an amount equal to the amount by which the Estimated Purchase Price exceeds the Final Purchase Price, together with interest on such excess at a rate per annum equal to the Applicable Rate, calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment.

2.4           Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, Buyer or its designee and the Company and its Subsidiaries shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer or its designee or the Company and its Subsidiaries are required by law to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law (provided that any such amounts actually deducted or withheld shall be timely paid to the appropriate Governmental Authority at Closing). To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

CONDITIONS TO CLOSING

3.1           Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(a)           In each case in this Section 3.1(a) without taking into account any deliveries of notices pursuant to Section 4.5 (but subject to the provisions of the final sentence of Section 4.5), (i) each of the representations and warranties in ARTICLE V hereof that are subject to materiality or Material Adverse Effect or similar qualifications shall be true and correct in all respects at and as of the Closing, with the same effect as if made at and as of the Closing (other that such representations that are made as of a specified date, which shall be true and correct as of such date), and (ii) each of the representations and warranties contained in ARTICLE V hereof that are not subject to materiality or Material Adverse Effect or similar qualifications shall be true and correct in all material respects at and as of the Closing, with the same effect as if made at and as of the Closing (other that such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date), except, in the case of clauses (i) and (ii), where the aggregate failures of such representations and warranties to be so true and correct in all material respects (or, with respect to representations and warranties subject to materiality or Material Adverse Effect or similar qualifications, to be so true and correct in all respects) have not resulted, and would not reasonably be expected to result, individually or in the aggregate, in Losses in excess of $15,000,000;

(b)           Each of Seller and the Company shall have performed in all material respects all of the covenants and agreements required to be performed by it hereunder prior to the Closing;

(c)           Seller and the Company shall have received or obtained all third-party consents and approvals that are identified on the attached Schedule 3.1(c) (collectively, the “Third-Party Approvals”), in each case on terms and conditions reasonably satisfactory to Buyer;

(d)           Buyer, Seller and the Company shall have received or obtained all Permits that are identified on Schedule 3.1(d), in each case on terms and conditions reasonably satisfactory to Buyer, and all applicable waiting periods under the HSR Act shall have expired or been terminated (collectively, the “Governmental Approvals”);

(e)           (i) No suit, action, investigation, audit or other proceeding shall be pending by or before any Governmental Entity of competent jurisdiction wherein an unfavorable injunction, judgment, order, decree, decision or ruling would reasonably be expected to (A) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, or (B) cause any of the transactions contemplated by this

Agreement to be rescinded following consummation, and (ii) no order of any Governmental Entity of competent jurisdiction shall be in effect restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, provided that prior to asserting the failure of condition (ii) Buyer shall not be entitled to rely on the failure of this condition to be satisfied if such order was instituted by Buyer or an Affiliate of Buyer;

(f)            Since the date of this Agreement, there shall have occurred no Change that has had, or would reasonably be expected to have, a Material Adverse Effect;

(g)           Seller and certain of its affiliates identified on the signature pages thereto shall have executed a Transition Services Agreement substantially in form of Exhibit A attached hereto;

(h)           Parent shall have executed a Guaranty in form of Exhibit B attached hereto;

(i)            [Intentionally Reserved];

(j)            Seller shall have delivered to Buyer a duly executed and acknowledged certificate in substantially the form attached hereto as Exhibit C;

(k)           [Intentionally Reserved];

(l)            The Company and Breg LLC shall hold all of the issued and outstanding equity securities of Breg Mexico; and

(m)          Seller and the Company shall have delivered to Buyer (i) a certificate signed by an authorized officer of Seller and the Company, dated the date of the Closing, stating that the conditions specified in Sections 3.1(a) and 3.1(b)  have been satisfied as of the Closing; (ii) copies of all Third-Party Approvals and Governmental Approvals; (iii) certified copies of the resolutions of Seller’s and the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; (iv) the resignations, effective, as of the Closing, of each director of the Company and its Subsidiaries; and (v) such other documents or instruments as are required to be delivered by Seller or the Company at the Closing pursuant to the terms hereof.

For the avoidance of doubt, any condition specified in this Section 3.1 may be waived solely for purposes of this Article III by Buyer if such waiver is set forth in a writing duly executed by Buyer and delivered to Seller.

3.2           Conditions to the Company’s and Seller’s Obligations. The obligation of the Company and Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(a)           Each of the representations and warranties made in Article VI hereof (which shall, for purposes of this Section 3.2(a), be read without any qualification contained therein as to materiality, including the words “material” or “Material Adverse Effect”) shall be true and correct at and as of the Closing (other than such representations that are made as of a specified date, which shall be true and correct as of such date), except where failures of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, materially impair Buyer’s ability to effect the Closing when required hereunder or to perform its obligations under this Agreement or the other agreements contemplated; provided, however, that the representations and warranties of Buyer contained in Sections 6.1 and 6.2 that (i) are qualified by materiality (including the words material and Material Adverse Effect) shall not be read without any qualification contained therein as to materiality, including the words “material” or “Material Adverse Effect” and shall be true and correct in all respects at and as of the Closing, (other than such representations that are made as of a specified date, which shall be true and correct in all respects at and as of such date) and (ii) are not so qualified shall be true and correct in all material respects at and as of the Closing, (other than such representations that are made as of a specified date, which shall be true and correct in all material respects at and as of such date);

(b)           Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it hereunder prior to the Closing;

(c)           The Governmental Approvals shall have been obtained;

(d)           (i) No suit, action, investigation or other proceeding shall be pending by or before any Governmental Entity of competent jurisdiction wherein an unfavorable injunction, judgment, order, decree or ruling would reasonably be expected to (A) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and (ii) no order of any court of competent jurisdiction shall be in effect restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, provided that prior to asserting the failure of condition (ii) Seller and the Company shall not be entitled to rely on the failure of this condition to be satisfied if such order was instituted by Seller, the Company or an Affiliate thereof; and

(e)           Buyer shall have delivered to Seller (i) a certificate signed by an authorized officer of Buyer, dated the date of the Closing, stating that the conditions specified in Sections 3.2(a) and 3.2(b) above have been satisfied; and (ii) certified copies of the resolutions of Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby.

For the avoidance of doubt, any condition specified in this Section 3.2 may be waived solely for purposes of this Article III if such waiver is set forth in a writing duly executed by Seller and delivered to Buyer.

ARTICLE IV

COVENANTS PRIOR TO CLOSING

Each of the parties agrees as follows solely with respect to the period between the date of this Agreement and the earlier of the Closing or termination of this Agreement pursuant to Article VII:

4.1           General.  Subject to the terms of this Agreement, each party shall use its reasonable best efforts to take all actions and do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in Article III above).  Without limiting the foregoing, each of the parties shall execute and deliver all agreements and other documents required to be delivered by or on behalf of such party or any of its Subsidiaries under Article III above.

4.2           Governmental Notices and Consents.

(a)           Each of the parties shall, and shall cause its Affiliates or ultimate parent entities to, give any notices to, make any filings with, and use reasonable best efforts to obtain, any authorizations, waiting period terminations or expirations, consents and approvals of Governmental Entities required in connection with the matters contemplated by this Agreement.  Without limiting the generality of the foregoing, each of the parties shall, and shall cause its Affiliates and ultimate parent entities to, within five (5) Business Days after the date hereof, file any Notification and Report Forms and related material that it is required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, and use its reasonable best efforts to obtain an early termination of the waiting period under the HSR Act in connection with any such required filing, and shall promptly make any further filings or productions pursuant thereto that may be required or requested by a Governmental Entity in connection therewith.  In addition, with the reasonable cooperation of Seller, Buyer shall, and shall cause its Affiliates and ultimate parent entities to, within five (5) Business Days after the date hereof, file any forms or notices with a non-U.S. Governmental Entity that are required to be filed or submitted prior to the Closing in connection with the matters contemplated by this Agreement (the “Required Foreign Filings”), and use its reasonable best efforts to obtain early termination of any waiting periods and shall promptly make any further filings or productions pursuant thereto that may be required or requested by a Governmental Entity in connection therewith.  Buyer shall be responsible for paying all filing fees required in connection with the HSR filings and the Required Foreign Filings.  Subject to restrictions required by law, the parties shall promptly supply, and shall cause their Affiliates and ultimate parent entities promptly to supply, to the other any information which is requested by the other and may be reasonably required in order to make any filings or applications required to be made pursuant to this Section 4.2(a).

(b)           Subject to restrictions required by law, the parties will notify each other promptly upon the receipt of (i) any comments or questions from any officials of any Governmental Entity in connection with any filings made pursuant to Section 4.2(a) or the transactions contemplated by this Agreement and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to any laws or for information or documents related to the transaction contemplated by this Agreement or a Governmental Entity investigation of the same.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 4.2, each party shall promptly inform the other of such occurrence and cooperate in filing promptly with the applicable Governmental Entity such amendment or supplement.  Without limiting the generality of the foregoing, to the extent permitted by law, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Entity relating to the transactions contemplated by this Agreement.  The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 4.2 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.  In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of all of the parties.  Subject to applicable law, the parties shall consult and cooperate with each other in advance in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any party.

(c)           In the event that a Governmental Entity issues a request for additional information or documentary material pursuant to the HSR Act or any other applicable antitrust law (“Second Request”) in connection with the filings made in respect of the transactions contemplated by this Agreement, then both parties shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with the Second Request in order to obtain expiration or termination of the applicable waiting period before the Outside Date. For the avoidance of doubt, whether or not the transactions contemplated herein are consummated, Buyer shall pay all out-of-pocket fees and expenses related to the Company’s, Seller’s or Parent’s response to a Second Request from a Governmental Entity under antitrust laws (including, without limitation, legal fees and expenses, and fees and expenses associated with any consultants, accountants, economists, document production vendors, or other professionals hired to help the Company, Seller or Parent respond to the Second Request from a Governmental Entity under antitrust laws), provided that Buyer’s obligation to pay such fees and expenses related to actions taken by the Company, Seller or Parent shall be conditioned upon Buyer not providing written reasonable objections prior to the Company, Seller or Parent incurring such fees and expenses. Buyer shall reimburse the Company, Seller or Parent, as applicable, within thirty (30) days after receipt of an invoice (with reasonable supporting documentation) for the same.

(d)           Without limiting the foregoing, Buyer shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Entity with respect to any filings made in respect of the transactions contemplated by this Agreement.  In addition, if any filings are required to be made in connection with the transactions contemplated by this Agreement under the HSR Act or any other applicable antitrust law, Buyer shall promptly take, in order to consummate the transactions contemplated by this Agreement before the Outside Date, all actions necessary to (i) secure the expiration or termination of any applicable waiting period under the HSR Act or any Required Foreign Filing and (ii) resolve any objections asserted with respect to the transactions contemplated by this Agreement raised by any Governmental Entity, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that would prevent, prohibit, restrict, or delay the consummation of the transactions contemplated by this  Agreement, including (A) executing settlements, undertakings, consent decrees, stipulations, or other agreements with any Governmental Entity, (B) selling, divesting, holding separate, licensing, or otherwise conveying particular securities or equity interests, assets or categories of assets or businesses of Buyer, Buyer’s Affiliates or ultimate parent entities, or the Company Entities, (C) agreeing to any conduct provisions or agreeing to sell, divest, hold separate, license, or otherwise convey any particular securities, equity interests, or assets or categories of assets or businesses of Buyer, Buyer’s Affiliates or ultimate parent entities, or the Company Entities contemporaneously with or subsequent to the Closing, and (D) permitting Seller or any of the Company Entities to sell, divest, license, or otherwise convey any particular assets or categories of assets or businesses of any of the Company Entities prior to the Closing.  All such efforts shall be unconditional and shall not be qualified by best efforts and no actions taken pursuant to this Section 4.2 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

(e)           Buyer shall not, and shall cause its Affiliates and ultimate parent entities not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

4.3           Operation of Business.

The Company shall (and Seller shall cause each of the other Company Entities to) operate its businesses only in the usual and ordinary course of business consistent with past practice and use reasonable best efforts to preserve the goodwill and organization of its businesses and the relationships with its customers, distributors, sales representatives, agents, suppliers, employees and other Persons having business relations with the Company Entities.  Without limiting the generality of the foregoing, prior to the Closing, except for a Permitted Action or pursuant to the advance written consent of Buyer (which consent Buyer may withhold, condition or delay in its sole discretion), the Company shall not (and Seller shall cause the other Company Entities not to) enter into any (A) corporate integrity agreement or similar arrangement applicable to the Company or any of its Subsidiaries and/or (B) settlement of any qui tam Claim or any investigation by a Governmental Entity that involves any remedies of any kind or nature applicable to the Company or any of its Subsidiaries, other than the payment of money.  Without limiting the generality of the foregoing, prior to the Closing, except as set forth on Schedule 4.3 or pursuant to the advance written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed, the Company shall not (and Seller shall cause the other Company Entities not to):

(a)           take or omit to take any action that would have required disclosure under Section 5.8 below or that would otherwise result in a breach of any of the representations, warranties or covenants made by Seller or the Company in this Agreement had such actions been taken or omissions occurred during the period between December 31, 2011 and the date of this Agreement;

(b)           take any action, or omit to take any action, which act or omission would reasonably be expected to have a Material Adverse Effect;

(c)           (i) enter into any contract outside the ordinary course of business or restricting in any material respect the conduct of its business; (ii) amend its articles of incorporation or bylaws (or equivalent documents); (iii) directly or indirectly engage in any transaction, arrangement or contract with any officer, director, shareholder, trustee or beneficiary of any shareholder, member, manager or other insider or Affiliate of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice as described on Schedule 4.3(c)(iii) attached hereto; (iv) enter into settlement of a Claim related to Pain Care Products or Cold Therapy Products if (and only if) entering into such settlement after the Closing would require Buyer’s prior written consent pursuant to Section 8.2; (v) purchase, sell, lease or dispose of any property or assets (other than the purchase and sale of inventory in the ordinary course of business consistent with past practice); (vi) enter into any transaction, arrangement or contract with any Person, except on an arm’s-length basis in the ordinary course of business consistent with past practice, (vii) enter into any Permitted Action; or (viii) agree to do any of the foregoing.

Without limiting the scope of covenants of Seller and the Company set forth in this Section 4.3, the parties acknowledge and agree that (x) nothing contained in this Section 4.3 is intended to give Buyer, directly or indirectly, the right to direct the control or operations of any of the Company Entities prior to the Closing, (y) prior to the Closing, subject to this Section 4.3, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries, and (z) notwithstanding anything to the contrary set forth in this Agreement, no consent of Buyer shall be required with respect to any matter set forth in this Section 4.3 to the extent the requirement to obtain such consent would, upon written advice of Seller’s counsel, violate any applicable law.

4.4           Access.  Except (i) as otherwise prohibited by applicable law, (ii) as would reasonably be expected to violate the attorney-client privilege of Parent, Seller or any Company Entity (it being agreed that the Company shall (and Seller shall cause the other Company Entities to) use their reasonable efforts to cause such information to be provided in a manner that does not cause such violation, prohibition, or loss of privilege), or (iii) as would materially and unreasonably interfere with the business and operations of any of the Company Entities, taken as a whole, the Company shall (and Seller shall cause the other Company Entities to), upon reasonable request by Buyer following reasonable advance notice, afford to Buyer and its accounting, legal and other representatives and advisors, potential lead financing sources, as well as their respective officers, employees and other agents, reasonable access during normal business hours to the books, records, offices and properties of the Company Entities, and shall make (and Seller shall cause the other Company Entities to make) available to Buyer (A) such Employees whose assistance and expertise is reasonably requested by Buyer to assist Buyer in connection with Buyer’s preparation to integrate the Company Entities into Buyer’s organization following the Closing, (B) Brian McCollum, Robert S. Vaters and Jeffrey M. Schumm, and (C) business, financial, legal, tax, compensation and other data and information concerning the Company’s and its Subsidiaries’ affairs and operations.  Notwithstanding the foregoing, the Company shall not be obligated pursuant to this Section 4.4 to give Buyer access to a bona fide agreement entered into by the Company with a non-Affiliate of the Company prior to the date of this Agreement to the extent the confidentiality provisions of such agreement prohibit the Company from giving access thereto. The Company shall report to Buyer, as and when reasonably requested by Buyer, concerning the status of the operations and finances of the Company Entities.  Notwithstanding the foregoing, the independent accountants of Seller or any of the Company Entities shall not be obligated to make any working papers available to Buyer unless and until Buyer has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

4.5           Notice of Material Developments.  Each party shall deliver prompt written notice to the other parties of (i) the occurrence or non occurrence of any event the occurrence or non occurrence of which results in any of its representations or warranties contained in Article V or Article VI below, as the case may be, being untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality including the words “material” or “Material Adverse Effect”, then untrue or inaccurate in any respect) and (ii) any breach of, or failure to comply in any material respect with, any covenant hereunder by such party.  No such notices or disclosures shall be deemed to amend this Agreement or the Schedules hereto for any purposes hereof; provided that, one time prior to the Closing (but no later than three (3) Business Days prior to the Closing), the Company shall have the right to supplement, modify and/or update the Disclosure Schedules with respect to matters or developments arising after the date of this Agreement solely in respect of (A) the last sentence in Section 5.2, and (B) Section 5.12, if (and only if) such matters or developments (individually or together with all other breaches or inaccuracies of Seller’s and the Company’s representations and warranties) would reasonably be expected to prevent the satisfaction of the condition set forth in Section 3.1(a) (a “Disclosure Update”).  If the Company delivers a Disclosure Update to Buyer, then Buyer may terminate this Agreement as provided Section 7.1(f) of this Agreement by delivering a written termination notice to the Company within three (3) Business Days after its receipt of such Disclosure Update (a “Disclosure Update Termination Notice”).  Notwithstanding anything herein to the contrary, unless Buyer provides a Disclosure Update Termination Notice within such three (3) Business Day period pursuant to this Section 4.5, Buyer shall be deemed to have waived its right to terminate this Agreement under Section 7.1(f) or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 3.1(a) with respect to the information disclosed in such Disclosure Update, and Seller and the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder with respect to the information disclosed in any Disclosure Update.

4.6           Exclusivity.  Neither Seller nor the Company shall (and Seller and the Company shall cause Parent and their respective directors and officers, and all direct and indirect Subsidiaries of Parent, not to, and shall use their respective commercially reasonable efforts to cause their respective representatives, managers, employees security holders (other than any Subsidiary of Parent), agents and Affiliates not to), directly or indirectly, (i) submit, solicit, initiate or encourage any proposal or offer from any Person (other than Buyer and its Affiliates in connection with the transactions contemplated hereby), or enter into any agreement or accept any offer relating to, or consummate any (a) reorganization, liquidation, dissolution or recapitalization of the Company or any of its Subsidiaries, (b) merger or consolidation involving the Company or any of its Subsidiaries, (c) purchase or sale of any assets, Capital Stock (or any rights to acquire, or securities convertible into or exchangeable for, any such Capital Stock) of the Company or any of its Subsidiaries (other than the purchase and sale of inventory in the ordinary course of business consistent with past practice), or (d) similar transaction or business combination involving the Company or any of its Subsidiaries or their business or assets (each of the foregoing transactions described in clauses (a) through (d), a “Company Transaction”) or (ii) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and its Affiliates) to do or seek to do any of the foregoing.  Seller and the Company shall notify Buyer in writing immediately if any Person makes any proposal, offer, inquiry or contact with respect to a Company Transaction, such notice to include the material terms of any such proposes or other inquiry.

4.7           Certain Negotiation Rights.

(a)           Notwithstanding anything to the contrary in Section 4.6, if, during the period beginning immediately after the execution and delivery of this Agreement by all parties and ending at 11:59 p.m. New York time on the twenty-second (22nd) calendar day after the date hereof (such period, the “Unsolicited Offer Period”), Seller, the Company or Parent receives from a Person who is not an Affiliate of Seller (a “Bidder”) a bona fide Qualifying Proposal that (x) constitutes a Superior Proposal and (y) has not been solicited or otherwise received as a result of, or in any way relating to, a breach or violation of Section 4.6, then, during the period (but only so long as such offer or agreement continues to be a Superior Proposal during such period) beginning on the date on which Seller receives such offer or agreement from such Bidder (the “Start Date”) and ending at 11:59 p.m. New York time on the End Date (as defined below) (such period, the “Negotiation Period”), Seller, the Company and Parent (and all other Persons otherwise restricted under Section 4.6) shall be permitted to (i) provide information in response to a request therefor from the Bidder who submitted such Superior Proposal (including ongoing information with respect to the terms and conditions of any other Bidders), if and only if, prior to providing such information, Seller and the Company have received from such Bidder a duly and fully executed Acceptable Confidentiality Agreement; provided that Seller and the Company shall immediately make available to Buyer a copy of the offer, proposal or agreement (together with a summary of all material terms known to Seller, Parent, any of Parent’s Subsidiaries (or their respective directors and officers) but not included in the same) and any material information concerning the Company and its Subsidiaries that is provided to any Bidder to the extent such information was not previously made available to Buyer; provided further that notwithstanding anything to the contrary in this Section 4.7, Seller and the Company shall not (and Seller and the Company shall cause their respective directors and officers, and all direct and indirect Subsidiaries of Parent, not to, and shall use their respective commercially reasonable efforts to cause their respective representatives, managers, employees, security holders, agents and Affiliates not to) provide any commercially sensitive non-public information to any competitor of the Company or any of its Subsidiaries in connection with the actions contemplated by this Section 4.7, except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of considering similar transactions prior to the date of this Agreement, and (ii) engage or participate in any discussions or negotiations with such Bidder who has made such Superior Proposal during the Negotiation Period.  As used herein, “End Date” shall mean (i) if Seller receives one offer or agreement that constitutes a Superior Proposal during the Unsolicited Offer Period, the twenty-second (22nd) calendar day after the Start Date, and (ii) if Seller receives more than one offer or agreement that constitutes a Superior Proposal during the Unsolicited Offer Period, the later of (A) the twenty-second (22nd) calendar day after the Start Date applicable to the first Bidder to submit a Superior Proposal during the Unsolicited Offer Period or (B) the fifteenth (15th) calendar day after the Start Date applicable to the last Bidder to submit a Superior Proposal during the Unsolicited Offer Period.

(b)           If, during the Negotiation Period, (i) a Bidder (the “Topping Bidder”) delivers to Seller (A) a fully negotiated definitive purchase and sale agreement (or, if applicable, merger agreement), including all fully negotiated exhibits and schedules thereto (collectively, the “Alternative Acquisition Agreement”), and (B) evidence from the Topping Bidder that the board of directors or other proper governing authority of such Topping Bidder has approved in all respects the Alternative Acquisition Agreement (a “Topping Bidder Approval”), such Topping Bidder Approval to be in the form of a customary secretary’s certificate certifying the board or other appropriate governing body resolutions approving the same); (ii) such Alternative Acquisition Agreement as of such time constitutes a Superior Proposal; and (iii) Seller determines in good faith to terminate this Agreement pursuant to Section 7.1(e), then Seller shall immediately, but in any event no later than on 11:59 p.m. New York time on the final day of the Negotiation Period, deliver written notice to Buyer (the “Competing Proposal Notice”) which notice must (in order to be a Competing Proposal Notice) (x) confirm Seller’s receipt of the Alternative Acquisition Agreement and the Topping Bidder Approval; (y) include copies thereof, together with a summary of all material terms of the Alternative Acquisition Agreement known to Seller, Parent, any of Parent’s Subsidiaries (or their respective directors and officers) but not included in the same; and (z) include a customary secretary’s certificate(s) certifying the resolutions of each of Parent’s, Seller’s and the Company’s board of directors or similar governing body approving and authorizing the Alternative Acquisition Agreement in all respects, together with a certificate executed by Parent’s chief executive officer stating that that Seller and the Company intend to enter into the Alternative Acquisition Agreement in accordance with the terms of this Agreement and consummate the transactions contemplated thereunder in the event that Buyer does not enter into a Match Right Amendment. If Seller does not deliver to Buyer a Competing Proposal Notice before the expiration of the Negotiation Period, then Seller’s rights set forth in this Section 4.7 (including the right to share information and participate in discussions with Bidders) and Section 7.1(e) with respect to all Bidders shall automatically terminate and expire, and, immediately upon expiration of the Negotiation Period, Seller and the Company shall (and Seller and the Company shall cause their respective directors and officers, and all direct and indirect Subsidiaries of Parent, to, and shall use their respective commercially reasonable efforts to cause their respective representatives, managers, employees, security holders (other than any Subsidiary of Parent), agents and Affiliates to) resume compliance with all of the provisions of Section 4.6 with respect to all Bidders and its (or their) Affiliates, representatives, officers, managers, employees, directors and agents as if this Section 4.7 were not included in this Agreement. If Seller delivers a permitted Competing Proposal Notice to Buyer on or before the expiration of the Negotiation Period, then during the period of three (3) calendar days after such delivery (any such period, subject to one or more automatic extensions contemplated in the immediately following sentence, a “Topping Offer Period”), Seller and the Company shall, and shall cause their respective financial and legal advisors to, negotiate with Buyer and its representatives, agents and advisors in good faith (to the extent Buyer desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Alternative Acquisition Agreement would cease to constitute a Superior Proposal.  The Topping Offer Period shall automatically be extended to include additional three calendar days each time Seller delivers to Buyer a Competing Proposal Notice during the Topping Offer Period (as determined immediately prior to Buyer’s receipt of such Competing Proposal Notice, but after giving effect to any prior extensions in accordance with this sentence).  Notwithstanding anything in this Agreement to the contrary, any Competing Proposal Notice delivered by Seller shall only be effective if delivered in accordance with Section 10.2(iv).

(c)           If, during the Topping Offer Period, Buyer submits to Seller in writing a proposed amendment to this Agreement, which if implemented would cause the Alternative Acquisition Agreement to cease to be a Superior Proposal (a “Match Right Amendment”), Seller, the Company and Parent shall be allowed during the period beginning on the date of Seller’s receipt of Buyer’s proposed

Match Right Amendment and ending at 11:59 pm New York Time on the third calendar day after the date of such receipt by Seller (such period, the “Follow-on Topping Offer Period”) to (1) notify the Topping Bidder of Buyer’s proposal and (2) engage or participate in any discussions or negotiations with the Topping Bidder concerning a potential Superior Proposal.  If the Topping Bidder fails to deliver an Alternative Acquisition Agreement to Seller that constitutes a Superior Proposal before the expiration of the Follow-on Topping Offer Period, then (i) Buyer, Seller and the Company shall enter into the Match Right Amendment and (ii) Seller’s rights set forth in this Section 4.7 (including the right to share information and participate in discussions with all Bidders) and 7.1(e) shall automatically terminate and expire, and, immediately upon expiration of the applicable Follow-on Topping Offer Period, Seller and the Company shall (and Seller and the Company shall cause their respective directors and officers, and all direct and indirect Subsidiaries of Parent, to, and shall use their respective commercially reasonable efforts to cause their respective representatives, managers, employees, security holders (other than any Subsidiary of Parent), agents and Affiliates to) resume compliance with all of the provisions of Section 4.6 with respect to all Bidders and their respective Affiliates, representatives, officers, managers, employees, directors and agents as if this Section 4.7 were not included in this Agreement. If the Topping Bidder delivers an Alternative Acquisition Agreement to Seller that constitutes a Superior Proposal before the expiration of the Follow-on Topping Offer Period, Seller shall deliver a new Competing Proposal Notice to Buyer, and Seller and the Company shall comply with the covenants of Seller and the Company applicable during the Topping Offer Period as set forth in this Section 4.7 and if, prior to the expiration of the Topping Offer Period, Buyer submits to Seller in writing a new proposed Match Right Amendment, which if implemented would cause the Alternative Acquisition Agreement to cease to be a Superior Proposal, Seller and the Company shall comply with their respective covenants applicable during the Follow-on Topping Offer Period, until such time when either Buyer’s or the Topping Bidder’s rights to submit a Superior Proposal (or, in the case of Buyer, a proposal to modify this Agreement) have expired and the final Match Right Amendment has become effective or this Agreement has terminated in accordance with the terms of Section 7.1(e) and the provisions of Section 7.2(b).

(d)           If Buyer (x) does not submit to Seller during a Topping Offer Period a Match Right Amendment, or (y) terminates Buyer’s Topping Offer Period prior to its expiration by delivering written notice thereof to Seller, then Seller shall be permitted, within one Business Day following the expiration or termination of Buyer’s Topping Offer Period (“Termination Deadline”), to terminate this Agreement in accordance with the terms of Section 7.1(e), concurrently pay the Termination Fee to Buyer or its designee in the manner described in Section 7.2(b) and immediately thereafter enter into such Alternative Acquisition Agreement. If Seller fails to terminate this Agreement on or before the Termination Deadline in accordance with the immediately preceding sentence, then Seller’s rights under this Section 4.7 (including the right to share information and participate in discussions with any Bidder) and under Section 7.1(e) shall automatically terminate and expire, and Seller and the Company shall (and Seller and the Company shall cause their respective directors and officers, and all direct and indirect Subsidiaries of Parent, to, and shall use their respective commercially reasonable efforts to cause their respective representatives, managers, employees, security holders (other than any Subsidiary of Parent), agents and Affiliates to) resume compliance with all of the provisions of Section 4.6 with respect to all Bidders and their respective Affiliates, representatives, officers, managers, employees, directors and agents as if this Section 4.7 were not included in this Agreement.

4.8           Financing.

(a)           Seller and the Company shall and shall cause their Affiliates to use commercially reasonable efforts to provide such cooperation with Buyer as is reasonably requested by Buyer in connection with Buyer’s arrangement of any financing for the consummation of the transactions contemplated by this Agreement.  Such cooperation will include using commercially reasonable efforts to (i) make appropriate officers and members of management of the Company and its Subsidiaries available for participation in a reasonable number of meetings and due diligence sessions, (ii) furnish reasonable assistance in the preparation of offering memoranda and similar documents furnishing Buyer and its financing sources as promptly as practicable on a confidential basis with available financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer (including financial statements, pro forma financial information and projections and other pertinent information), and (iii) execute and deliver (on behalf of the Company) any definitive financing documents as may be reasonably requested by Buyer or any prospective lender to Buyer and its Subsidiaries; provided, however, that (x) nothing in this Section 4.8 shall require any cooperation to the extent that it would materially and unreasonably interfere with the business or operations of the Company Entities, taken as a whole, (y) the execution by the Company or any of its Subsidiaries of any documents in connection with the financing for the transactions contemplated by this Agreement shall be subject to and conditioned upon the consummation of the Closing and shall not result in any liability or obligation to Seller, the Company or any of their respective Subsidiaries until the Closing occurs, and (z) neither Seller nor the Company nor any of their respective Subsidiaries shall be required to incur any out-of-pocket costs or expenses in connection with the foregoing that is not required to be reimbursed hereunder.  Notwithstanding anything to the contrary in this Agreement, it is understood and agreed that (i) each of Seller and the Company shall have satisfied its obligations under this Section 4.8 if each of Seller and the Company shall have complied with its obligations set forth under this Section 4.8 whether or not any applicable requested deliverables are actually obtained or provided, and (ii) the condition set forth in Section 3.1(b), as applied to Seller’s and the Company’s obligations under this Section 4.8, shall be deemed satisfied unless Buyer’s arrangement of any financing for the consummation of the transactions contemplated by this Agreement has not been obtained as a primary result of Seller’s or the Company’s willful and intentional acts that constitute a material breach of its obligations under this Section 4.8.

(b)           Buyer shall reimburse the Company and Seller for reasonable documented out-of-pocket costs and expenses incurred by the Company, Seller or any of their Subsidiaries to the extent arising out of or relating to any action taken or cooperation provided by the Company, Seller or any of their Subsidiaries pursuant to this Section 4.8.  This Section 4.8(b) shall survive any termination of this Agreement.

4.9           Tax Matters.  Without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), none of Seller, the Company or any of its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax; provided, however, that nothing herein shall limit the right or ability of Seller, the Company or any of its Subsidiaries to seek an extension of, or to extend, the due date for the filing of any Tax Return; provided further that, for the avoidance of doubt, nothing in this Section 4.9 shall limit the right or ability of Seller to take any or all of the foregoing actions with respect to Seller or Affiliates of Seller other than the Company and Subsidiaries.

4.10         Delivery of Interim Financial Statements.  The Company shall deliver to Buyer copies of all documents containing financial information of the Company and other Company Entities that are delivered by the Company to Seller or Parent following the end of each monthly accounting period as part of its internal reporting or otherwise, as soon as reasonably practicable (and in any event within fifteen (15) days) following the end of each monthly accounting period during the period between the date of this Agreement and the Closing.  Such financial information shall include income statements, balance sheets, cash flow statements, profit and loss and other analyses, and comparisons to the Company’s budget, and such other matters as Buyer may reasonably request.

4.11         Termination of Inter-Company Arrangements.  Effective on or prior to Closing, the Company shall (and shall cause its Subsidiaries to) terminate the agreements entered into with Parent or any of its Subsidiaries (other than the Companies or its Subsidiaries) that are listed in Schedule 4.11 without penalty, payment or further obligation thereunder.

4.12         Breg Mexico.  At least three Business Days prior to the Closing, Parent shall transfer all of the equity interest held by Parent in Breg Mexico S. de R.I. de CV, a Mexican company (“Breg Mexico”) to Breg Holdings, LLC, a California limited liability company (“Breg LLC”), for no consideration.

4.13         Transfer of Employee.   Prior to the Closing, Parent shall, and shall cause the Company to, use commercially reasonable efforts to effect the transfer of employment of Mike Forgey from Orthofix Inc. to the Company, so that at Closing Mr. Forgey shall be a Company employee.

4.15         Certain Actions Related to Indebtedness.  Prior to the Closing, the Company shall not (and Seller shall cause Parent and all of its Subsidiaries not to) take any action that has or would have the effect (whether by reason of prepayment, waiver, modification or otherwise) of reducing the aggregate amount of Indebtedness in respect of the Credit Facilities to which the Company is subject to or otherwise bound as of the Closing below $120,000,000.

4.16         Common Interest Agreement.  Prior to the Closing, Buyer and Seller shall negotiate in good faith (and take all other commercially reasonable actions necessary) to execute and deliver (and cause their Affiliates to execute and deliver) a customary common interest agreement (which shall include mutual covenants not to knowingly and intentionally waive any attorney-client or other legal privilege in connection with such Specified Claims without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed) (the “Breg Common Interest Agreement”) with respect to Seller’s defense of certain Specified Claims after the Closing as contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES CONCERNING
THE COMPANY AND SELLER

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the Seller Disclosure Schedule (it being understood and agreed by the parties hereto that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Seller Disclosure Schedule to which the relevance of such item is reasonably apparent on its face based upon a plain reading of such exception), Seller and the Company hereby represent and warrant to Buyer that:

5.1           Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is qualified or licensed to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed, except were the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect.  The Company possesses all requisite corporate power and authority necessary to own and operate its properties, to carry on its businesses as are now being conducted and to carry out the transactions contemplated by this Agreement.  The copies of the Company’s articles of incorporation and bylaws which have been made available to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.  The Company is not in default under or in violation of any provision of its articles of incorporation or bylaws.  Schedule 5.1 of the Seller Disclosure Schedule sets forth a list all of the officers and directors of the Company as of the date of this Agreement.

5.2           Capitalization. The entire authorized Capital Stock of the Company consists of 4,000,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding.  All of the Capital Stock of the Company is held beneficially and of record by Seller, free and clear of all Encumbrances.  The Company does not have outstanding any stock or securities convertible or exchangeable for any shares of its Capital Stock or containing any profit participation features, nor any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its Capital Stock or any stock appreciation rights or phantom stock plan.  The Company is not subject to any option or obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its Capital Stock or any warrants, options or other rights to acquire its Capital Stock.  The Company has not violated any federal or state securities laws in connection with the offer, sale or issuance of its Capital Stock.  All of the outstanding shares of the Company’s Capital Stock have been validly issued and are fully paid and nonassessable.  There are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any shareholders of the Company may vote.  All outstanding Indebtedness of the Company and its Subsidiaries (including the outstanding amount thereof) is set forth on Schedule 5.2 of the Seller Disclosure Schedule.

5.3           Authorization; Noncontravention.

(a)           The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company or Seller is a party have been duly authorized by the Company, or Seller, as applicable, and no other corporate act on the part of the Company, or Seller, is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.  The consent or other approval of Parent’s shareholders or any other direct or indirect Subsidiary of Parent (other than Seller) is not required for consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and Seller and, assuming due execution, authorization and delivery by Buyer, constitutes a valid and binding obligation of the Company and Seller enforceable in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting or relating to creditors’ rights and remedies generally and the availability of injunctive relief and other equitable remedies.  Each of the other agreements and instruments contemplated hereby to which the Company or Seller is a party, when executed and delivered by the Company or Seller, as applicable, in accordance with the terms hereof and thereof, shall each, assuming due execution, authorization and delivery by the other parties thereto, constitute a valid and binding obligation of such Person, enforceable in accordance with its respective terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting or relating to creditors’ rights and remedies generally and the availability of injunctive relief and other equitable remedies.  The assignments, endorsements, stock powers and other instruments of transfer delivered by Seller to Buyer at the Closing will be sufficient to transfer Seller’s entire interest, legal and beneficial, in the Shares.  Seller has, and on the Closing Date will have, full power and authority to convey good title to all of the Shares, and upon transfer to Buyer of the certificates representing such Shares and payment for the Shares at the Closing in accordance with the terms of this Agreement, Buyer will receive good and marketable title to such Shares, free and clear of all Encumbrances.

(b)                                 Except as set forth on Schedule 5.3(b) of the Seller Disclosure Schedule, the execution and delivery by the Company and Seller of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company or Seller is a party and the fulfillment of and compliance with the respective terms hereof and thereof by the Company and Seller do not and shall not Conflict With (x) the Company’s or any of its Subsidiaries’ charter documents, bylaws or other constituent documents (including trust instruments), (y) any law, statute, rule or regulation to which the Company or any of its Subsidiaries or Seller is subject, or (z) any agreement, instrument, license, permit, order, judgment or decree to which the Company or Seller is subject, except, in the case of clauses (y) and (z), as would not reasonably be expected to result, individually or in the aggregate, in liability that is material to the Company and its Subsidiaries, taken as a whole.  Other than confidentiality agreements entered into in the ordinary course of business, letters of intent that have expired or been terminated (except with respect to confidentiality, governing law and other similar customarily surviving provisions), neither the Company or any of its Subsidiaries nor Seller is a party to or bound by any written or oral agreement or understanding to effect or require a Company Transaction other than this Agreement, and, as of the date of this Agreement, no such Person is engaged in any current or ongoing discussions with third parties (other than with Buyer and its Affiliates, and internal discussions with its own Affiliates and their respective officers, directors, representatives and advisors) regarding such Company Transactions.

5.4                                 Subsidiaries.  Schedule 5.4 of the Seller Disclosure Schedule correctly sets forth the name of each Subsidiary of the Company, the jurisdiction of its organization and the Persons owning the outstanding Capital Stock of such Subsidiary.  Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and possesses all requisite corporate power and authority necessary to own its properties and to carry on its businesses as are now being conducted and is qualified or licensed to do business in every jurisdiction in which its ownership of property or the conduct of business requires it to qualify or be licensed, except where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect.  All of the Capital Stock of each Subsidiary is validly issued, fully paid and nonassessable, and, except as set forth on Schedule 5.4 of the Seller Disclosure Schedule, all of the Capital Stock of each Subsidiary is owned by the Company free and clear of all Encumbrances.  Neither the Company nor any of its Subsidiaries owns or holds the right to acquire any Capital Stock or any other security or interest in any other Person or has any obligation to make any Investment in any Person.  Schedule 5.4 of the Seller Disclosure Schedule sets forth a list of all of the officers and directors of each of the Company’s Subsidiaries as of the date of this Agreement.  The copies of each Subsidiary’s articles of incorporation and bylaws (or similar governing documents or operating agreements) which have been made available to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.  Breg Deutschland GmbH does not hold or use any properties or assets (whether tangible or intangible) that are used in or useful for the Business.

5.5                                 Financial Statements.  Schedule 5.5 of the Seller Disclosure Schedule consists of the unaudited consolidated and consolidating balance sheets of each of the Company and its Subsidiaries and Breg Deutschland GmbH as of:

(i)                                     December 31, 2010 and the related statements of income and cash flows (or the equivalent) for the fiscal year then ended;

(ii)                                  December 31, 2011 and the related statements of income and cash flows (or the equivalent) for the fiscal year then ended (collectively, the “December 2011 Financial Statements”); and

(iii)                               March 31, 2012 (the “Latest Balance Sheet”), and the related statements of income and cash flows (or the equivalent) for the three-month period then ended.

Each of the financial statements referenced above presents fairly, in all material respects, the consolidated and consolidating financial position of such entities as of the respective dates thereof and the consolidated and consolidating operating results and cash flows of such entities for the periods covered thereby in conformity with GAAP consistently applied throughout the periods covered thereby, subject to the absence of footnote disclosures and, in the case of clause (iii) of Section 5.5, changes resulting from normal year-end adjustments for recurring accruals (none of which footnote disclosures or changes would, alone or in the aggregate, be materially adverse to the business, operations, assets, liabilities, financial position or condition, operating results, value, cash flow or net worth of the Company and its Subsidiaries taken as a whole).

5.6                                 Undisclosed Liabilities.  Except as set forth on Schedule 5.6 of the Seller Disclosure Schedule, none of the Company or any of its Subsidiaries has any material obligation or material liability (whether accrued, absolute, contingent, unliquidated or otherwise, provided, that to the extent not accrued on the Latest Balance Sheet or in the Closing Statement, only to the extent of the Company’s Knowledge of such obligation or liability or such facts or circumstances that would reasonably be expected to result in such obligation or liability) other than (a) liabilities reflected on the Latest Balance Sheet, (b) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement or violation of law), (c) obligations under contracts and commitments described on Schedule 5.10 of the Seller Disclosure Schedule or under contracts and commitments entered into in the ordinary course of business consistent with past practice which are not required to be disclosed on such Schedule pursuant to Section 5.10 below (but not liabilities for any breach of any such contract or commitment occurring on or prior to the Closing Date), (d) any obligations or liabilities (or series of related liabilities or obligations) not individually exceeding $100,000 and (e) other liabilities and obligations expressly disclosed in the Seller Disclosure Schedule or reflected as a current liability in the Closing Net Working Capital or as Closing Indebtedness.

5.7                                 No Material Adverse Effect.  Between December 31, 2011 and the date of this Agreement, there has occurred no Change which has had, or would reasonably be expected to have, a Material Adverse Effect.  Between December 31, 2011 and the date of this Agreement and the date of this Agreement, each of the Company and its Subsidiaries has conducted its business in all material respects, only in the ordinary course of business consistent with past practice.

5.8                                 Absence of Certain Developments.  Except as set forth on Schedule 5.8 of the Seller Disclosure Schedule, between December 31, 2011 and the date of this Agreement, none of the Company or any of its Subsidiaries has:

(a)                                  issued any notes, bonds or other debt securities or any Capital Stock or other equity securities or any securities or rights convertible, exchangeable or exercisable into any Capital Stock or other equity securities;

(b)                                 borrowed any amount or incurred or become subject to any liabilities for borrowed money, except Indebtedness incurred in the ordinary course of business consistent with past practice;

(c)                                  discharged or satisfied any Lien (other than any Permitted Lien) or paid any material obligation or material liability, other than current liabilities paid in the ordinary course of business;

(d)                                 declared, set aside or made any payment or distribution of cash or other property to any of its stockholders with respect to its Capital Stock or otherwise, or purchased, redeemed or otherwise acquired, any Capital Stock or other equity securities (including any warrants, options or other rights to acquire its Capital Stock or other equity);

(e)                                  mortgaged or pledged any of its properties or assets or subjected them to any Lien, except for Permitted Liens;

(f)                                    except in the ordinary course of business consistent with past practice, sold, assigned, transferred, leased, licensed or otherwise encumbered any of its tangible or intangible assets,  or canceled any debts or claims;

(g)                                 (i) sold, assigned, transferred, leased, licensed or otherwise encumbered any Intellectual Property Rights necessary for or used in the Business, other than in the ordinary course of business; (ii) disclosed any proprietary confidential information or trade secrets to any Person (other than to Buyer and its Affiliates) except pursuant to a valid non-disclosure or confidentiality agreement; or (iii) abandoned or permitted to lapse any Intellectual Property Rights (including registrations and applications for registrations of Intellectual Property Rights) necessary for or used in the Business, other than in the ordinary course of business;

(h)                                 except in the ordinary course of business consistent with past practice or as required by pre-existing contracts described on Schedule 5.8(h) of the Seller Disclosure Schedule, (i) made or granted any bonus, or any wage, salary or other compensation increase to any employee or group of employees (ii) made or granted any increase in any employee benefit plan or arrangement, (iii) amended or (iv) terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement;

(i)                                     suffered any extraordinary losses or knowingly waived any material rights of value (whether or not in the ordinary course of business or consistent with past practice);

(j)                                     made unfunded commitments for capital expenses in excess of $100,000 in the aggregate;

(k)                                  delayed or postponed the payment of any accounts payable or any other liability or obligation or agreed or negotiated with any party to extend the payment date of any accounts payable or any other liability or obligation or accelerated the collection of (or discounted) any accounts or notes receivable;

(l)                                     other than in the ordinary course of business consistent with past practice, made any loans or advances to, guaranties for the benefit of, or any Investments in, any Person;

(m)                               made any charitable contributions or pledges exceeding in the aggregate $50,000 or made any political contributions;

(n)                                 suffered any damage, destruction or casualty loss exceeding in the aggregate $100,000, whether or not covered by insurance;

(o)                                 made any material change in any accounting principles;

(p)                                 made any Investment in or incorporated or organized any Subsidiary of a Company Entity;

(q)                                 taken any action, or failed to take any action that has had or could reasonably be expected to have the effect of accelerating to pre-Closing periods sales to customers (including any failure to market and sell its products in normal commercial quantities and through normal commercial channels prior to the Closing);

(r)                                    entered into any Material Contract other than in the ordinary course of business consistent with past practice, or entered into any other material transaction, whether or not in the ordinary course of business or consistent with past practice, or changed in any material respect any business practice in anticipation of the transactions contemplated hereby or otherwise;

(s)                                  made or changed any Tax election, changed any accounting methods or periods, filed any amended Tax Return, entered into any closing agreement with respect to Taxes, settled any Tax Claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax Claim or assessment; or

(t)                                    agreed, whether orally or in writing, to take any of the foregoing actions described in clauses (a) through (s) above.

5.9                                 Assets.

(a)                                  Except as set forth on Schedule 5.9(a) of the Seller Disclosure Schedule, the Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in or license to use, all of the material properties and material assets used by it free and clear of all Liens other than Permitted Liens.  The Company owns, has a valid leasehold interest in or has the valid and enforceable right to use all tangible assets necessary for the conduct of its business as is being conducted as of the date of this Agreement.  Except as set forth on Schedule 5.9(a) of the Seller Disclosure Schedule, all of those buildings (including all components of such buildings, structures and other improvements), equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased) of the Company and its Subsidiaries that are material and necessary to the businesses of the Company and its Subsidiaries as are being conducted as of the date of this Agreement are in such condition and repair (ordinary wear and tear excepted) as is sufficient in all material respects, to operate the Company’s and its Subsidiaries’ business after the Closing Date in substantially the same manner as is presently conducted as of the date of this Agreement.

(b)                                 Neither the Company nor any of its Subsidiaries owns any real property.  Schedule 5.9(b) of the Seller Disclosure Schedule contains a list of all real property leased or subleased by the Company or any of its Subsidiaries (individually “Leased Real Property” and collectively, the “Leased Realty”).  The Company has a valid leasehold interest in each Leased Real Property, subject only to Permitted Liens.  The Company has previously made available to Buyer complete and accurate copies of each of the leases for the Leased Realty (the “Realty Leases”).

5.10                           Contracts and Commitments.

(a)                                  Except as set forth on Schedule 5.10 of the Seller Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any written or oral:

(i)                                     pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation (including any bonuses or other remuneration and whether in cash or otherwise), to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

(ii)                                  contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis or relating to loans to officers, directors or Affiliates pursuant to which the Company or any of its Subsidiaries has any material obligation, or any obligation to make payments to any such Person following the consummation of the transactions contemplated by this Agreement;

(iii)                               contract under which the Company or any of its Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding $100,000;

(iv)                              agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any asset or group of assets of the Company or any of its Subsidiaries, in each case, relating to Indebtedness or to obligations in excess of $50,000 in the aggregate;

(v)                                 Guaranty of obligations in excess of $50,000 in the aggregate;

(vi)                              lease or agreement under which the Company or any of its Subsidiaries is lessee of, or holds or operates, any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $50,000;

(vii)                           lease or agreement under which the Company or any of its Subsidiaries is lessor of, or permits any third party to hold or operate, any material property, real or personal, owned or controlled by the Company or any of its Subsidiaries;

(viii)                        contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in the aggregate in excess of $100,000 annually, other than (A) purchase and sales orders incurred in the ordinary course of business, and  (B) agreements terminable by the Company or its Subsidiary, as applicable, without penalty or any other liability upon less than 60 days’ notice;

(ix)                                agreement pursuant to which (A) the Company or any of its Subsidiaries are licensed or otherwise permitted by a third party to use any Intellectual Property Rights of such third party (other than non-exclusive licenses to the Company or any of its Subsidiaries of commercially available, “off the shelf” software where (i) the aggregate fee, royalty or other consideration (including maintenance fees) for any such software or group of related software licenses is no more than $50,000, and (ii) such software is not incorporated into, combined with, linked with, or similarly used in any Company Product); or (B) any third party is licensed or otherwise permitted to use any Intellectual Property Rights owned or held exclusively by the Company or any of its Subsidiaries (other than non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business according to the Company’s standard form license agreement);

(x)                                   (A) joint venture, partnership or similar agreement related to the creation or development of Intellectual Property Rights by or for the Company or any of its Subsidiaries, or (B) agreement providing for the assignment, ownership, creation or development of any Intellectual Property Rights that are material to the operation of the business(es) of the Company or any of its Subsidiaries;

(xi)                                (A) contract or agreement that limits the freedom or right of the Company or any of its Subsidiaries to use Intellectual Property Rights or to distribute or manufacture Company Products, (B) any settlement contract, consent-to-use or settlement agreement relating to Intellectual Property Rights, or (C) any contract granting any exclusive rights to any third party with respect to the Company Products or Intellectual Property Rights owned by the Company;

(xii)                             sales agency, distribution, manufacturing, franchise or any supply agreement which supply agreement involves a consideration in excess of $200,000 annually;

(xiii)                          agreement with a term of more than six months which is not terminable by the Company or any of its Subsidiaries upon less than sixty (60) days’ notice without penalty or additional liability and involves a consideration in excess of $100,000 annually;

(xiv)                         contract regarding voting, transfer or other arrangements related to the Company’s or any Subsidiary’s Capital Stock or warrants, options or other rights to acquire any of the Company’s or any Subsidiary’s Capital Stock;

(xv)                            contract or agreement regarding any indemnification provided to or by the Company and any if its Subsidiaries, including any contract regarding any indemnification provided with respect to Environmental and Safety Requirements, other than any contract or agreement entered into with the Company’s distributors and clients in the ordinary course of business consistent with past practice;

(xvi)                         contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world;

(xvii)                      Realty Leases; or

(xviii)                   any other agreement which involves a consideration in excess of $200,000 annually.

(b)                                 Except for those that have terminated or expired in accordance with their terms, all of the contracts, leases, agreements and instruments set forth, required to be set forth on Schedule 5.10 of the Seller Disclosure Schedule or that would be required to be set forth on Schedule 5.10 of the Seller Disclosure Schedule if not for the scheduling exceptions in Section 5.10(ix) above (the “Material Contracts”) are (and, after giving effect to the transactions contemplated hereunder, will be) valid and binding obligations of Seller or the applicable Company Entities party thereto, as applicable, and enforceable in accordance with their respective terms (assuming the due authorization, execution and delivery by Persons other than Seller and the applicable Company Entities parties thereto) enforceable, and are in full force and effect, in each case subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting or relating to creditors’ rights and remedies generally and the availability of injunctive relief and other equitable remedies.  Except as set forth on Schedule 5.10 of the Seller Disclosure Schedule, (i) each of the Company and its Subsidiaries has performed in all material respects, all obligations required to be performed by it, and is not in material default under or in material breach of nor in receipt of any written Claim of material default or material breach, under any Material Contract; (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a material default, material breach or event of material noncompliance by the Company or any of its Subsidiaries under any Material Contract; and (iii) as of the date of this Agreement, the Company does not have Knowledge of any material breach or threatened material breach by (or non-ordinary course notice of non-renewal or termination from (other than any automatic non-renewals or terminations in accordance with such Material Contract’s terms)) the other parties to any Material Contract.

(c)                                  Seller has made available to Buyer a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are required to be set forth on Schedule 5.10 of the Seller Disclosure Schedule, together with all amendments thereto.

5.11                           Intellectual Property Rights.

(a)                                  Schedule 5.11(a) of the Seller Disclosure Schedule contains a complete and accurate description and list as of the date of this Agreement of all (i) patented or registered Intellectual Property Rights owned or held by the Company or any of its Subsidiaries, (ii) pending patent applications and applications for other registrations of Intellectual Property Rights filed by or on behalf of the Company or any of its Subsidiaries (collectively, (i) and (ii) constitute “Registered Intellectual Property”), and (iii) any unregistered trademarks or trade names that are material to the operation of the Business.  Each of the Company and its Subsidiaries owns and possesses all right, title and interest to (free and clear of all Liens, other than Permitted Liens), or has the right to use pursuant to a valid and enforceable license, all Intellectual Property Rights (other than patent rights) necessary for or used in the operation of their respective businesses as they are currently conducted.  To the Company’s Knowledge, each of the Company and its Subsidiaries owns and possesses all right, title and interest to (free and clear of all Liens, other than permitted Liens), or has the right to use pursuant to a valid and enforceable license, all patent rights necessary for or used in the operation of their respective businesses as they are currently conducted.

(b)                                 As of the date of this Agreement, no loss or expiration of any Intellectual Property Right is threatened in writing, pending or, to the Company’s Knowledge, reasonably foreseeable, other than (i) pursuant to any office actions and other proceedings incident to the application for or prosecution of Registered Intellectual Property and (ii) maintenance and renewal fee deadlines and other termination or expiration dates in respect of any Intellectual Property Rights that may occur in the ordinary course of business.  Except as set forth on Schedule 5.11(b) of the Seller Disclosure Schedule, the Company and each of its Subsidiaries has taken commercially reasonable steps to maintain and protect the Intellectual Property Rights which it owns and which Intellectual Property Rights are material to the operation of the Business.  To the Company’s Knowledge, the owners of any Intellectual Property Rights licensed to the Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the Intellectual Property Rights which are subject to such licenses and which are material to the operation of the Business.

(c)                                  Except as set forth on Schedule 5.11(c) of the Seller Disclosure Schedule, (i) during the six (6) year period prior to the date of this Agreement there have been no Claims made against the Company or any of its Subsidiaries or Seller asserting the invalidity, misuse or unenforceability of any of the Intellectual Property Rights owned or used by the Company or any of its Subsidiaries and, to the Company’s Knowledge, no such Claim has been threatened in writing, (ii) during the six (6) year period prior to the date of this Agreement neither the Company, nor Seller on behalf of the Company, has received any notices of, any alleged infringement, violation or misappropriation from any third party with respect to any such third party’s Intellectual Property Rights (including any demand or request that the Company or any of its Subsidiaries license any rights from a third party), (iii) (A) the conduct of the Company’s and its Subsidiaries’ businesses has not, within the past six (6) years, infringed, violated or misappropriated and, to the Company’s Knowledge, the conduct of the Company’s and its Subsidiaries’ businesses as such businesses, respectively, are currently operated does not infringe, violate or misappropriate, any Intellectual Property Rights (other than patent rights) of other Persons, and (B) to the Company’s Knowledge, the conduct of the Company’s and its Subsidiaries’ businesses has not, within the past six (6) years, infringed the patent rights of other Persons; (iv) to the Company’s Knowledge, during the six (6) year period prior to the date of this Agreement no third party has made any Claim asserting that any Intellectual Property Rights owned or held by the Company or any of its Subsidiaries should be transferred to or placed under the control of a third party, nor to the Company’s Knowledge has any third party made a request or demand that any such transfer be made by the Company or any of its Subsidiaries other than in an arms-length transaction, (v) to the Company’s Knowledge, the Intellectual Property Rights owned by or licensed to the Company and its Subsidiaries have not, during the six (6) year period prior to the date of this Agreement, been infringed, misappropriated or violated by other Persons, and (vi) during the six (6) year period prior to the date of this Agreement, there have been no adverse judgments against the Company or any of its Subsidiaries respecting the Company’s or its Subsidiaries’ ownership of or rights to use any Intellectual Property Rights.

(d)                                 To the Company’s Knowledge, the transactions contemplated by this Agreement will not have an adverse effect on the Company’s or any of its Subsidiaries’ right, title or interest in and to the Intellectual Property Rights owned, held for use or used in the Business by the Company and its Subsidiaries and all of such Intellectual Property Rights used by the Company and its Subsidiaries shall be owned or available for use from a third party other than Seller or any of its Affiliates by the Company and its Subsidiaries on substantially identical terms and conditions immediately after the Closing. The Company and its Subsidiaries have taken commercially reasonable measures to protect the secrecy, confidentiality and value of all trade secrets and other confidential information that is material to the operation of their respective businesses. Except as set forth on Schedule 5.11(d) of the Seller Disclosure Schedule, no government funding, facilities or personnel of any educational institution, research center or other governmental entity were used to develop or create any Company Products.

(e)                                  The Company and its Subsidiaries have used and do use commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Assets and all material confidential information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person.  With respect to the IT Assets, to the Company’s Knowledge, except as set forth on Schedule 5.11(e) of the Seller Disclosure Schedule, (i) there have been no unauthorized intrusions or breaches of security during the three (3) year period prior to the date of this Agreement and (ii) there has not been any material malfunction that has not been remedied.

(f)                                    To the Company’s Knowledge, (i) the Company and its Subsidiaries have complied with and do comply with their own rules, policies and procedures, relating to privacy, collection, storage, onward transfer and use of any personally identifiable information of users, customers, and patients of customers that is collected, used, or held for use by the Company or any of its Subsidiaries, and, (ii) during the six (6) year period prior to the date of this Agreement, no Claims have been asserted or threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of any of the foregoing.

(g)                                 Each of the Company’s and its Subsidiaries’ employees who have created or developed any Intellectual Property Rights necessary for or used in the business(es) of the Company or its Subsidiaries have executed agreements with the Company or its Subsidiaries (as applicable) which such agreements contain assignments for the benefit of the Company or its Subsidiary (as applicable) of all such Intellectual Property Rights created or developed by such employee for the Company or its Subsidiary (as applicable).  Each of the Company’s and its Subsidiaries’ independent contractors who have created or developed any Intellectual Property Rights purportedly owned by the Company that are necessary for or used in the business(es) of the Company or its Subsidiaries have executed agreements with the Company or its Subsidiaries (as applicable) which such agreements contain assignments for the benefit of the Company or its Subsidiary (as applicable) of all such Intellectual Property Rights created or developed by such independent contractor for the Company or its Subsidiary (as applicable).  Neither the

Company nor any of its Subsidiaries pays (or is required to pay) any royalties or similar fees to any Person (including physician-independent contractors hired by the Company or its Subsidiaries) with respect to any Intellectual Property Rights that are incorporated, embedded or used in any tangible, physical Company Product (excluding, for the avoidance of doubt, software) that is sold, offered for sale, distributed or licensed by the Company or its Subsidiaries as of the date of this Agreement.

(h)                                 The Company and its Subsidiaries have not used, linked, incorporated or embedded into, combined with, distributed with, or otherwise made available any Open Source Software in connection with any Company Product that is software, whether distributed or provided on a software-as-a-service, web-based application, or other service basis. The Company and its Subsidiaries use commercially reasonable efforts to protect the Company’s Products and software used internally by the Company or its Subsidiaries from becoming infected by viruses or other harmful code.  The Company and its Subsidiaries (a) are in possession, custody, or control of the source code for all Company Products that are software owned by the Company or any of its Subsidiaries, and (b) have not provided copies of the source code for any Company Products that are software to any Person (including customers, independent contractors and escrow agents).

5.12                           Litigation.  Except as set forth on Schedule 5.12 of the Seller Disclosure Schedule, there are no material Claims (and, during the two year period preceding the date of this Agreement, there have not been any material Claims) pending or, to Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries (or to Company’s Knowledge, pending or threatened against or affecting any of the officers, directors or employees of the Company or any of its Subsidiaries with respect to their business activities), or pending or threatened by the Company or any of its Subsidiaries against any Person, at law or in equity, or before or by any Governmental Entity or arbitrator (including any actions, suits, proceedings or investigations with respect to the transactions contemplated by this Agreement).  Except as set forth on Schedule 5.12 of the Seller Disclosure Schedule, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is subject to any arbitration proceedings or any investigations by or involving any Governmental Entity.  To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is subject to or in default under any outstanding judgment, order or decree of any Governmental Entity or arbitrator.  To the Company’s Knowledge there are no claims pending or threatened against or affecting Seller or the Company or any of its Subsidiaries in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby.

5.13                           Compliance with Laws.  Except with respect to the operation or ownership of the Pain Care Business prior to the Closing or as set forth on Schedule 5.13 of the Seller Disclosure Schedule:

(a)                                  Each of the Company Entities is, and during the three (3) years immediately prior to the date of this Agreement has been, in material compliance with all laws, ordinances, codes, rules, regulations or ruling of any Governmental Entities (individually, “Law” and collectively, “Laws”), other than Federal and State Health Care Laws, relating to the operation of its business and the maintenance and operation of its properties and assets.  During the three (3) years immediately prior to the date of this Agreement, no written request for information or audits, other than in the ordinary course of business, and no written Claims have been received by, and to the Company’s Knowledge, no Claims have been filed against, the Company Entities alleging material noncompliance with any such Laws.

(b)                                 Each of the Company Entities is, and during the three (3) years immediately prior to the date of this Agreement has been, in material compliance with all Federal and State Health Care Laws, relating to the operation of its business and the maintenance and operation of its properties and assets.

(c)                                  Schedule 5.13(c) contains a complete list of all Permits issued to the Company Entities that are currently used as of the date of this Agreement by the Company Entities in connection with the operation of their business, except for such immaterial Permits that would be readily obtainable by any qualified applicant without any undue burden or material cost in the event of any lapse, termination, cancellation or forfeiture thereof, and such Permits represent all Permits reasonably required for the operation of the business of the Company.  The Company Entities are in compliance in all material respects with all such Permits identified on Schedule 5.13(c), all of which are in full force and effect, and there are no pending or threatened limitations, terminations, expirations or revocations of such Permits.  No consent from any Governmental Entity is necessary for the continued validity of all such Permits identified on Schedule 5.13(c) before, at the time of, or immediately after the consummation of the transactions contemplated hereby.  The Company has delivered to Buyer true, correct and complete copies of all Permits of the Company Entities identified on Schedule 5.13(c).  During the three (3) years prior to the date of this Agreement, no written notices have been received by the Company Entities alleging the failure to hold any material Permits.

(d)                                 The Company Entities have been and are now in material compliance with all requirements applicable to it under the Food, Drug, and Cosmetic Act (including all equivalent or similar state and foreign laws) and all other FDA laws and regulations applicable to the Company Entities with respect to all products manufactured, labeled, distributed and/or sold by the Company Entities that are subject to regulation under the Food, Drug, and Cosmetic Act (including all equivalent or similar state and foreign laws).  All products that are the subject of Company Entities’ operations that are subject to the jurisdiction of the FDA are being processed, inspected, tested, serviced, maintained, assembled, repaired, refurbished, manufactured, remanufactured, labeled, distributed and marketed in material compliance with any and all applicable requirements of the Food, Drug, and Cosmetic Act (including all equivalent state and foreign laws).

(e)                                  To the Knowledge of the Company: no officer, employee or agent of any Company Entity has made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991).  To the Knowledge of the Company, no officer, employee or agent of the Company Entities has been charged or convicted of any crime or engaged in any conduct which would be reasonably likely to result in (i) debarment, prosecution, or imposition of civil monetary penalties under the Food, Drug, and Cosmetic Act or any similar state law or regulation and/or (ii) exclusion under 21 U.S.C. § 335a.  To the Knowledge of the Company, no owner, officer, director or managing employee of any Company Entity has been excluded, convicted of a crime or engaged in any conduct for which such Person or entity could be excluded from participating in the Government Health Care Programs under 42 U.S.C. § 1320a-7 or any similar state law or regulation.

(f)                                    The Company Entities are registered, to the extent required, with the FDA and the Company Entities’ products regulated as a medical device have been listed, to the extent required, by the Company Entities in accordance with 21 C.F.R. Part 807, as applicable, and such establishment registrations and device listings are current as of the date herewith.  The Company Entities have timely and accurately filed all annual and other reports, notifications, listings and registrations required by FDA or any other applicable Governmental Entity to be filed by the Company Entities in order for the Company Entities to maintain its product registrations, listings and Permits and to be in material compliance with all Federal and State Health Care Laws.

(g)                                 None of the Company Entities have entered into any consent decree or order pursuant to any Food, Drug, and Cosmetic Act law and regulation (including all equivalent or similar state and foreign laws), and none of the Company Entities is a party to any judgment, decree or judicial or administrative order pursuant to any such law or regulation.

(h)                                 Except for any noncompliance that would individually or in the aggregate not result in Losses in excess of $100,000, currently and for the past three (3) years: (i) the Company Entities have been in compliance with, and each of their products in commercial distribution while in the care, custody and control of any Company Entity is manufactured, prepared, assembled, packaged, labeled, stored and processed in compliance with, all customary good manufacturing practices including, where applicable, but not limited to, the Quality System Regulation as set forth in 21 C.F.R. Part 820; (ii) with respect to items that are manufactured or assembled by any Company Entity and where such compliance is required by contract, to the Company’s Knowledge, Company Entities have operated in material compliance with, and each component while in the care, custody and control of any Company Entity manufactured, prepared, assembled, packaged, labeled, stored and processed in compliance with the Quality System Regulation as set forth in 21 C.F.R. Part 820; and (iii) no Company Entity or to the Knowledge of the Company, any of their customers has undertaken a recall or field correction or removal of any of the Company Entities’ products.

(i)                                     The Company Entities have not engaged in any activities in violation of the Federal and State Health Care Laws including, but not limited to the following: (i) labeling or marketing in violation of the Food, Drug, and Cosmetic Act laws and regulations (including all equivalent or similar state and foreign laws), (ii) knowingly and willfully making or causing to be made a false statement or misrepresentation of a material fact in any application for any benefit or payment under a Government Health Care Program or any third party; (iii) knowingly and willfully making, using or causing to be made or used any false record or statement to get a false or fraudulent claim paid or approved by the Government Health Care Programs or from any third party; (iv) knowingly and willfully making or causing to be made any false statement or misrepresentation of a material fact for use in determining rights to any benefit or payment; (v) failing to disclose knowledge of the occurrence of any event affecting the initial or continued right to any benefit or payment under any Government Health Care Program on its own behalf or on behalf of another, with intent to improperly secure any such benefit or payment; (vi) failing to refund any overpayments to the Government Health Care Programs; (vii) without meeting an applicable federal anti-kickback statute safe harbor, offering, paying, soliciting or receiving anything of value, directly or indirectly, overtly or covertly, in cash or in kind (A) in return for referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any Government Health Care Program, or (B) in return for purchasing, leasing or ordering or arranging for or recommending the purchase, lease or order of any good, facility, service or item for which payment may be made in whole or in part by any Government Health Care Program; or (viii) improper use or disclosure of any protected health information in violation of the Privacy and Security Laws.  No Company Entity has received any written notice from any client, state or federal agency or any other Person of a Claim concerning allegations of violations of any Federal and State Health Care Laws.  “Knowingly and willfully” as used in this subparagraph 5.13(i) shall have same meaning as under federal false claims act (31 U.S.C. § 3729(b)).

(j)                                     Except as set forth in Schedule 5.13(j), as of the date of this Agreement the Company Entities (i) are not a party to any corporate integrity agreement with the U.S. Department of Health and Human Services’ Office of Inspector General, nor has it entered into any integrity provisions with any state governmental authorities, (ii) have no reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity, (iii) have not been the subject of any Claim of any Governmental Entity, (iv) have not been a defendant in any federal false claims act litigation, (v) have not been served with or received any Claim, contact letter or telephone or personal contact by or from any

Governmental Entity, and (vi) have not received any complaints from owners, officers, directors, employees, independent contractors, vendors, physicians, customers or any other Person that, after appropriate investigation and/or follow up, would indicate that any Company Entity has violated any Law.

(k)                                  Those Company Entities with provider/supplier numbers under the Government Health Care Programs (the “Providers”) have no pending appeals, overpayment determinations, adjustments, challenges, audits, litigation or notices of intent to open Government Health Care Program claim determinations or other reports required to be filed by the Company Entities, except for appeals of individual claim denials in the ordinary course of business and which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.  None of the Company Entities or Providers has received any notice indicating that qualification to provide items and services under the Government Health Care Programs may be terminated or withdrawn nor has any reason to believe that such qualification may be terminated or withdrawn.  The Providers have timely filed all claims or other reports required to be filed with respect to the purchase of products or services by third-party payors (including, without limitation, the Government Health Care Programs), except where failure to file such claims and reports would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, and all such claims or reports are complete and accurate in all material respects.  The Company Entities have no liability to any payor with respect thereto, except for liabilities incurred in the ordinary course of business in compliance with the Federal and State Health Care Laws.

(l)                                     Schedule 5.13(l) of the Seller Disclosure Schedule contains a list of all physicians providing services to the Company as of the date of this Agreement, and a list of each written agreement between such physician and the Company or any of its Affiliates.

(m)                               Since January 1, 2010, the Company Entities have not received any written opinion, written memorandum or other written legal advice from legal counsel to the effect that the Company Entities, the owners, officers, directors, employees or agents are exposed, from a legal standpoint, to any liability related to the Federal and State Health Care Laws.

5.14                           Environmental and Safety Matters.  Except as set forth on Schedule 5.14 of the Seller Disclosure Schedule:

(a)                                  Each of the Company and its Subsidiaries has complied in all material respects and is in compliance in all material respects with all Environmental and Safety Requirements.

(b)                                 Without limiting the generality of the foregoing, each of the Company and its Subsidiaries has obtained and complied, in all material respects with, and is in compliance in all material respects, with, all Permits that are required pursuant to Environmental and Safety Requirements for the occupation of its facilities and the operation of its business.

(c)                                  Neither the Company nor its Subsidiaries has received any written notice regarding any actual or alleged violation of Environmental and Safety Requirements, or any actual or alleged liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under Environmental and Safety Requirements.

(d)                                 To the Company’s Knowledge and without limitation upon any other subsection hereof, none of the following exists at any property or facility owned or operated by the Company or its Subsidiaries:  (1) underground storage tanks, (2) asbestos-containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

(e)                                  None of the Company, its Subsidiaries, or their respective predecessors or Affiliates, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to, or released any substance, including any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any substance) in a manner that has given or would reasonably be expected to give rise to material liability of any of the Company Entities or any of their Subsidiaries under any Environmental and Safety Requirement.

(f)                                    Neither the Company nor any of its Subsidiaries, or any predecessors or Affiliates of the Company or its Subsidiaries for whose conduct the Company or its Subsidiaries would bear liability, has manufactured, sold, marketed, installed or distributed products containing asbestos.

(g)                                 The Company and Seller have made available to the Buyer all environmental audits, reports and other material environmental documents relating to the current and former operations and facilities of the Company and its Subsidiaries, which are in their possession, custody or control.

5.15                           Employees.  Schedule 5.15 of the Seller Disclosure Schedule correctly sets forth, as of the date of this Agreement, the name and current annual salary (or hourly wages, as the case may be) of each of the Company’s and any of its Subsidiaries’ employees, as well as any employees of the Company’s Affiliates that primarily perform services for the Business, and (collectively, the “Employees”) and indicates whether any Employees are absent from active employment, including leave of absence or disability. Except as set forth on Schedule 5.15 of the Seller Disclosure Schedule, to the Company’s Knowledge (a) no executive or key Employee of the Company or any of its Subsidiaries or any group of Employees have notified the Company (whether orally or in writing) of any plans to terminate employment with the Company or any of its Subsidiaries or Affiliates; (b) neither the Company nor any of its Subsidiaries has knowledge that it has any labor relations problems (including any union organization activities, threatened or actual strikes or work stoppages or grievances); and (c) no Employees are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements in conflict with the present business activities of the Company or any of its Subsidiaries.  Schedule 5.15 sets forth the bonuses paid or expected to be paid to the Employees in respect of the fiscal years ended December 31, 2010 and December 31, 2011 and the maximum bonus (or, to the extent available, expected bonus) which may be earned by such officers and employees in respect of the fiscal year ending December 31, 2012.  As of the Closing Date, all unvested options to acquire Parent’s stock held by the Employees will have vested in accordance with the terms of the applicable option agreements.

5.16                           Employee Benefit Plans.

(a)                                  Schedule 5.16(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employee benefit plan, program, policy, agreement or arrangement providing benefits to current or former employees of the Company and its Subsidiaries (including any bonus plan, plan for deferred compensation, change in control, retention, stock purchase, stock option or other equity incentive, vacation, retirement, severance, sick leave, employee health or other welfare benefit plan, program, policy, agreement or other arrangement), or that is maintained, sponsored, or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability or potential liability.  Each such item listed on Schedule 5.16(a) of the Seller Disclosure Schedule is referred to herein as a “Plan.”  Each Plan that is sponsored by the Company or any of its Subsidiaries shall be separately identified on Schedule 5.16(a) of the Seller Disclosure Schedule as a “Company Plan.”

(b)                                 Neither the Company nor any of its Subsidiaries has any obligation to contribute to (or any other liability, including current or potential withdrawal liability, with respect to) any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any employee benefit plan which is a “defined benefit plan” (as defined in Section 3(35) of ERISA), whether or not terminated.

(c)                                  Except as set forth on Schedule 5.16(c) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation under any Company Plan or otherwise to provide medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state law).

(d)                                 With respect to the Company Plans, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or accrued to the extent required by GAAP on the Latest Balance Sheet.

(e)                                  The Company Plans and all related trusts, insurance contracts and funds have in all material respects been maintained, in form and operation, funded and administered in compliance with their terms and with the applicable provisions of ERISA, the Code and other applicable laws.  No Claims with respect to the Plans (other than routine claims for benefits) are pending or, to Company’s Knowledge, threatened which could result in or subject the Company or any of its Subsidiaries to any liability and there are no circumstances which would give rise to or be expected to give rise to any such Claims.  No liability to the Pension Benefit Guaranty Corporation or otherwise under Title IV of ERISA has been or could be incurred by the Company or any of its Subsidiaries.

(f)                                    Each of the Plans which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service that such plan is qualified under Section 401(a) of the Code or the Company is entitled to rely upon an opinion or notification letter issued to the sponsor of an IRS-approved M&P or volume submitter plan document, and, to the Company’s Knowledge, there are no circumstances which would adversely affect the qualified status of any such Plan.

(g)                                 The Company has provided Buyer with true and complete copies of all documents pursuant to which the Company Plans are maintained, funded and administered, the most recent annual reports (Form 5500, audit reports and attachments) for the Company Plans, any related trust agreement or other funding instrument, the most recent IRS determination letter, if applicable and the most recent summary plan description.

(h)                                 Except as set forth on Schedule 5.16(h) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under any Plan.

5.17                           Insurance.  Schedule 5.17 of the Seller Disclosure Schedule contains a true and complete list as of the date of this Agreement of all material insurance policies to which the Company or any of its Subsidiaries is a party or which provide coverage to or for the benefit of or with respect to the Company, its Subsidiaries or any director or employee of the Company or its Subsidiaries in his or her capacity as such (the “Insurance Policies”), indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of each policy and the amount of coverage.  Seller has made available to Buyer true and complete copies of all such Insurance Policies.  Schedule 5.17 of the Seller Disclosure Schedule also describes as of the date of this Agreement any self-insurance or co-insurance arrangements by or affecting the Company or its Subsidiaries.  Each Insurance Policy is in full force and effect as of the date of this Agreement and shall remain in full force and effect in accordance with its terms following the Closing (unless its current policy term as set forth on Schedule 5.17 of the Seller Schedule expires prior to the Closing Date).  Neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any insurance policy maintained by it.  The Company and its Subsidiaries are current in all premiums due under the Insurance Policies and have otherwise complied in all material respects with all of their obligations under each Insurance Policy.  The Company has given timely notice to the insurer of all material Claims that may be insured by any such Insurance Policy.  To the Company’s Knowledge, no Insurance Policy provides for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its Subsidiaries.

5.18                           Tax Matters.

(a)                                  The Company and each Subsidiary has timely filed all material Tax Returns that it was required to file, either separately or as a member of an Affiliated Group, under applicable laws and regulations.  Each such Tax Return has been prepared in material compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all material respects and have been prepared in material compliance with applicable laws and regulations.  All Taxes shown as due and payable by the Company and its Subsidiaries on such Tax Returns and all other material Taxes due and payable by the Company and its Subsidiaries have been paid, and the Company and its Subsidiaries have withheld and paid over to the appropriate taxing authority all material Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party.  There are no Liens for Taxes (other than any Permitted Lien and other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary.  All material Taxes accrued but not yet due are accrued on the Latest Balance Sheet and will either be paid prior to Closing or accrued on the Closing Statement.  To the Company’s Knowledge, the charges, accruals and reserves for Taxes with respect to the Company and each Subsidiary for any Tax period (or portion thereof) ending on or before the Closing Date (excluding any provision for deferred income taxes) to be reflected on the Closing Statement will be adequate to cover such Taxes.

(b)                                 Except as set forth on Schedule 5.18(b) of the Seller Disclosure Schedule, as of the date of this Agreement:

(i)                                     none of the Company or any of its Subsidiaries has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;

(ii)                                  none of the Company or any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority;

(iii)                               no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed in writing by any taxing authority against the Company or any Subsidiary;

(iv)                              there is no action, suit, taxing authority proceeding or audit now in progress, or to the Company’s Knowledge, pending or threatened against or with respect to the Company or any Subsidiary;

(v)                                 no written Claim has ever been made by a taxing authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any such Subsidiary, respectively, is or may be subject to taxation by that jurisdiction;

(vi)                              none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date;

(vii)                           none of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement;

(viii)                        none of Company or any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(ix)                                none of the Company or its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than one of which the Seller is the common parent) or (B) has any liability for the Taxes of any Person (other than the Seller and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(x)                                   neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, federal or foreign laws) or (B) any amount that will not be fully deductible as a result of Code 162(m) (or any corresponding provision of state, local or foreign Tax law);

(xi)                                neither Company nor any of its Subsidiaries is a partner or a member of any partnership, limited liability company or joint venture, or any other business entity classified as a partnership for federal income tax purposes; and

(xii)                             neither the Company nor any Subsidiary is subject to Tax in any country other than the country under the laws of which (or under the laws of a political subdivision of which) it is incorporated or formed by virtue of having a permanent establishment in such other country.  Neither the Company nor any Subsidiary is (A) subject to the dual consolidated loss provisions of Code §1503(d), or (B) a party to a gain recognition agreement under Code §367.

(c)                                  For any period for which the applicable statute of limitations has not expired, neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or §361.

(d)                                 The Company and each of its Subsidiaries, as applicable, has in all material respects correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company or its Subsidiary.

(e)                                  Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company or any of its Subsidiaries is a party (collectively, a “Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.

(f)                                    Neither the Company nor any Subsidiary is or has been a party to any “reportable transaction” as defined in Code §6707A(c)(1) and Regulation §1.6011-4(b).

(g)                                 No interest on any existing Indebtedness of the Company or its Subsidiaries is subject to disallowance under Code §279.

(h)                                 The Company and its Subsidiaries have properly collected and remitted sales and similar Taxes with respect to sales made to its customers or have properly received and retained any appropriate Tax exemption certificates and other documentation for all sales made without charging or remitting sales or similar Taxes that qualify such sales as exempt from sales and similar Taxes.

5.19                           Brokerage and Transaction Bonuses.  Except as set forth on Schedule 5.19 of the Seller Disclosure Schedule, there are no Claims for brokerage commissions, finders’ fees or similar compensation due in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Seller, the Company or any of its Subsidiaries.  Except as set forth on Schedule 5.19 of the Seller Disclosure Schedule, there are no special bonuses, severance or other similar compensation (discretionary or otherwise) payable to any employee of the Company or any of its Subsidiaries in connection with or arising out of the transactions contemplated hereby.

5.20                           Bank Accounts; Names and Locations.  Schedule 5.20 of the Seller Disclosure Schedule lists all of the Company’s and its Subsidiaries’ bank accounts (designating each authorized signatory) as of the date of this Agreement.  Except as set forth on Schedule 5.20 of the Seller Disclosure Schedule, during the five-year period prior to the execution and delivery of this Agreement, neither the Company nor any of its Subsidiaries or their respective predecessors has used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business.  All of the tangible assets and properties of the Company and its Subsidiaries are located at the locations set forth on Schedule 5.20 of the Seller Disclosure Schedule.

5.21                           Affiliate Transactions.  Except as set forth on Schedule 5.21 of the Seller Disclosure Schedule (and except for amounts (x) due as salaries and bonuses in the ordinary course of business, and (y) in reimbursement of ordinary expenses in the ordinary course of business), no officer, director, shareholder, employee, or Affiliate of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with the Company or any of its Subsidiaries or has any interest in any assets, rights or property owned, licensed, leased or used by the Company or any of its Subsidiaries (including any Intellectual Property Rights necessary for or used in the Business(es) of the Company or any of its Subsidiaries as currently conducted).  Schedule 5.21 of the Seller Disclosure Schedule contains a general description of all intercompany services provided to or on behalf of the Company or any of its Subsidiaries by Seller or their Affiliates (other than the Company and its Subsidiaries).  Except as set forth and described on Schedule 5.21 of the Seller Disclosure Schedule, none of the assets, tangible property material to the operation of the Business as it is now being conducted that are used by, or were developed for, the Company or any of its Subsidiaries are owned by Seller or its Affiliates (other than the Company and its Subsidiaries). Except as set forth and described on Schedule 5.21 of the Seller Disclosure Schedule, none of the Intellectual Property Rights that are used by, or were developed for, the Company or any of its Subsidiaries are owned by Seller or its Affiliates (other than the Company and its Subsidiaries).  As of the date hereof, the Intercompany Payable Amount less the Intercompany Receivable Amount is not less than $80,000,000, and the Intercompany Payable Amount less the Intercompany Receivable Amount will not be less than $80,000,000 as of the Closing.

5.22                           Product Warranties.  Except as set forth on Schedule 5.22 of the Seller Disclosure Schedule, all products manufactured, sold or delivered by the Company or any of its Subsidiaries have been in conformity with all applicable contractual commitments, and all express and implied warranties, and neither the Company nor any of its Subsidiaries has any liability (and, to the Company’s Knowledge, there is no reasonable basis for any present or future Claim or demand against it giving rise to any such liability) for replacement thereof or other damages in connection therewith in excess of any warranty reserve specifically established with respect thereto and included on the face of the Latest Balance Sheet (rather than the notes thereto) or to be included as a current liability in the Net Working Capital.  No products manufactured, sold or delivered by the Company or any of its Subsidiaries are subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such sale (including as a result of any course of conduct between the Company or any of its Subsidiaries and any Person or as a result of any statements in any of the Company’s or any of its Subsidiaries’ product or promotional literature).  Schedule 5.22 includes copies of any Company-issued standard terms and conditions of sale (containing applicable guaranty, warranty and indemnity provisions).  Neither the Company nor any of its Subsidiaries has been notified in writing of any Claims for (and the Company has no Knowledge of any threatened Claims for) any extraordinary product returns, extraordinary warranty obligations or extraordinary product services relating to any of its products or services.  Except as set forth on Schedule 5.22 of the Seller Disclosure Schedule, there have been no product recalls or government seizures with respect to any products manufactured, sold or delivered by the Company or any of its Subsidiaries.

5.23                           Product Liabilities.  Except as set forth Schedule 5.23 of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liability (and, to the Company’s Knowledge, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, Claim or demand against it giving rise to any material liability) arising out of any injury to individuals or damage to property as a result of the ownership, possession or use of any products manufactured, sold or delivered by the Company or any of its Subsidiaries or with respect to any services rendered by the Company or any of its Subsidiaries.

5.24                           Distributors and Suppliers.  Schedule 5.24 of the Seller Disclosure Schedule sets forth for the fiscal years ended December 31, 2011 and December 31, 2010 (a) a list of the Company’s top fifteen independent sales agents, representatives and distributors (on a consolidated basis) (by volume of sales to such customers) and (b) a list of the Company’s top ten suppliers (on a consolidated basis) (by volume of purchases from such suppliers).  To the Company’s Knowledge, between September 30, 2011 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any such independent sales agents, representatives or distributors to the effect that such independent sales agent, representative or distributor has a present intention to stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying products from the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).  To the Company’s Knowledge, between September 30, 2011 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any supplier to the effect that such supplier has a present intention to stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

5.25                           No other Representations or Warranties.  Except for the representations and warranties expressly made by Seller and the Company in this Article V (including the Schedules hereto) or in the other Transaction Documents, none of the Seller, the Company or any other Person makes any express or implied representation or warranty, whether oral or written, on behalf of or with respect to the assets, liabilities, financial condition, results of operations, prospects, predictions or any other aspect of the Seller, any of the Company Entities or any of their respective Subsidiaries, or the Shares, and Seller and the Company hereby disclaim (on behalf of the Seller, the Company and each of their Affiliates) any representation or warranty not contained in this Article V (including, in each case, the Seller Disclosure Schedules) or in the other Transaction Documents whether made by or on behalf of Seller, the Company or any of its Subsidiaries, or any other Person.  In addition, except for the representations and warranties expressly made by Seller and the Company in this Article V (including the Schedules hereto) or in the other Transaction Documents, neither Seller, the Company nor any of their respective Affiliates, makes any representation or warranty with respect to the any estimates, projections, forecasts, plans or budgets regarding any of the Company Entities.  Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement, Seller and the Company do not make (nor do any of their Affiliates make) any representation or warranty (pursuant to this Article V or elsewhere in this Agreement) regarding the effect of the applicable antitrust or competition laws on their ability to execute, deliver, or perform their obligations under this Agreement or to consummate the transactions described in this Agreement as a result of the enactment, promulgation, application, or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust or competition law with respect to the consummation of the transactions described in this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES CONCERNING BUYER

As an inducement to Seller and the Company to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller and the Company that:

6.1                                 Organization and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

6.2                                 Authorization.  The execution, delivery and performance by Buyer of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby have been duly and validly authorized by Buyer, and no other corporate act or proceeding on the part of Buyer, its board of directors or stockholders is necessary to authorize the execution, delivery or performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, and each of the other agreements and instruments contemplated hereby to which Buyer is a party, when executed and delivered by Buyer in accordance with the terms hereof, shall constitute a valid and binding obligation of Buyer enforceable with its respective terms.

6.3                                 No Violation.  None of Buyer’s certificate of incorporation or bylaws, or any applicable law, rule or regulation of any Governmental Entity, or any agreement, instrument, Permit, or subject to any order, writ, injunction or decree to which Buyer is subject or pursuant to which Buyer is obligated, would be breached or violated by Buyer’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

6.4                                 Governmental Authorities and Consents.  Except as required under the HSR Act, no Permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Entity or any other Person is required in connection with the execution, delivery or performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

6.5                                 Litigation.  There are no Claims pending or, to Buyer’s knowledge, threatened against Buyer, at law or in equity, or before or by any Governmental Entity, which would materially and adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

6.6                                 Insolvency.  As of the Closing (and assuming the Closing occurs), after giving effect to the transactions contemplated by this Agreement and (x) assuming the accuracy of the representations and warranties made by Seller and the Company in this Agreement in all respects and (y) taking into account Seller’s indemnification obligations (including Seller’s timely performance thereof), Buyer will not (a) be insolvent (either because the financial condition is such that the sum of its known debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its known probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business, or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

6.7                                 Investment Representation.  Buyer is aware that the Shares are not registered under the Securities Act of 1933, as amended, and may not be sold until they have been registered, unless an exemption from such registration is available. Buyer is acquiring the Shares from Seller for its own account, for investment purposes only and not with a view to the distribution thereof.

6.8                                 Sufficiency of Funds.  Buyer shall have on the Closing Date sufficient funds to enable it to consummate the transactions contemplated hereby on such date, including payment of the Purchase Price as set forth in Article II and all fees and expenses of Buyer relating to the transactions contemplated hereby.

6.9                                 No other Representations or Warranties; No Outside Reliance.

(a)                                  Except for the representations and warranties expressly made by Buyer in this Article IV (including the Schedules hereto), neither Buyer nor any Affiliate of Buyer makes any express or implied representation or warranty, whether oral or written, on behalf of or with respect to the business, finances, operations, assets, liabilities, financial condition, results of operations, prospects, predictions or any other aspect of Buyer, and Buyer hereby disclaims (on behalf of Buyer, its Affiliates or any other Person) any representation or warranty not contained in this Article VI (including, in each case, Schedule 6.4) whether made by or on behalf of Buyer, any Affiliates of Buyer or any other Person.

(b)                                 Buyer expressly acknowledges and agrees that (i) the representations and warranties contained in Article V (including the Seller Disclosure Schedules) and the other Transaction Documents are the only representations and warranties Seller and the Company are making regarding the Company Entities and that Seller and the Company are not making any representations and warranties with respect to any other information about the Company Entities provided to Buyer in the course of its due diligence investigation of the Company Entities; (ii) except as specifically set forth in this Agreement (including in Article V and the Seller Disclosure Schedules) and the other Transaction Documents, Seller is transferring the Shares and the properties and assets held by the Company Entities “as is, where is, and with all faults;” (iii) except for the representations and warranties expressly set forth in Article V (including the Seller Disclosure Schedules) and the other Transaction Documents, Buyer is not relying on any representations or warranties of any kind whatsoever, whether oral or written, express or implied, arising out of any statute, regulation or common law right or remedy, or otherwise, from Seller or the Company or directors, officers, employees, agents, stockholders, affiliates, consultants, counsel, accountants, investment bankers or representatives of any of them, as to any matter, concerning the Company Entities or the properties or assets of the Company Entities, or set forth, contained or addressed in any due diligence materials (including the completeness thereof).  Without limiting the generality of the foregoing, Buyer expressly acknowledges and agrees that, except to the extent expressly addressed by Article V (including the Seller Disclosure Schedules) and the other Transaction Documents, any financial information, projections or other information contained in any documents or other materials (including documents in the “virtual data room”) or management presentations that have been or are in the future provided to Buyer or any of its Affiliates, agents, lenders or representatives are not and will not be deemed to be representations or warranties of Seller or the Company.

ARTICLE VII

TERMINATION

7.1                                 Termination.  This Agreement may be terminated at any time prior to the Closing only as follows:

(a)                                  by the mutual written consent of Buyer, on the one hand, and Seller, on the other hand;

(b)                                 by Buyer, upon written notice to Seller (describing in reasonable detail the basis therefor), if Seller or the Company has breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement and which breach or failure to perform would give rise to the failure of any condition set forth in Section 3.1 to be satisfied and is incapable of cure or has not been cured (or waived by Buyer) by the earlier of (i) the date that is twenty five (25) days after the date of delivery of notice of such breach or failure by Buyer or (ii) the Outside Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 7.1(b) if Buyer is then in breach of this Agreement so as to cause any of the conditions set forth in Section 3.1 not to be satisfied;

(c)                                  by Seller, upon written notice to Buyer (describing in reasonable detail the basis therefor), if Buyer has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement and which breach or failure to perform would give rise to the failure of any condition set forth in Section 3.2 to be satisfied and is incapable of cure or has not been cured (or waived by Seller) by the earlier of (i) the date that is twenty five (25) days after the date of delivery of notice of such breach  or failure by Seller or (ii) the Outside Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 7.1(c) if Seller and/or the Company is then in breach of this Agreement so as to cause any of the conditions set forth in Section 3.2 not to be satisfied;

(d)                                 by either Buyer or Seller, upon written notice to the other, if the transactions contemplated hereby have not been consummated by August 31, 2012 (the “Outside Date”); provided, however, that the right to terminate pursuant to this Section 7.1(d) shall not be available to any party whose breach (which breach when determined in respect of Seller for purposes of a purported termination by Seller shall include any breach by the Company) of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur prior to such Outside Date; or

(e)                                  by Seller, upon written notice to Buyer, if (i) during the Unsolicited Offer Period or, if applicable pursuant to Section 4.7, during the Follow-on Topping Offer Period, Seller has received from a Bidder an Alternative Acquisition Agreement that constitutes a Superior Proposal, (ii) neither Seller nor the Company has breached or violated any provision of Section 4.6 of this Agreement, (iii) Buyer’s topping rights set forth in Section 4.7 in respect of the applicable Bidder have expired (i.e., Buyer failed to propose before the expiration of the applicable Topping Offer Period a Match Right Amendment or Buyer delivered a notice to Seller terminating its Topping Offer Period as contemplated by Section 4.7(d) of this Agreement) and (iv) concurrently with the termination of this Agreement pursuant to this Section 7.1(e), Seller enters into an Alternative Acquisition Agreement referred to in the foregoing clause (i) of this Section 7.1(e); provided, that the right of Seller to terminate this Agreement pursuant this Section 7.1(e) is conditioned on and subject to the prior payment by Seller of the Termination Fee to Buyer or its designee in accordance with Section 7.2(b), and any purported termination pursuant to this Section 7.1(e) that does not meet all of the requirements set forth in this Section 7.1(e) shall be void and of no force or effect.

(f)                                    by Buyer, upon delivery by Buyer of a Disclosure Update Termination Notice to the Company in accordance with Section 4.5.

7.2                                 Effect of Termination.

(a)                                  In the event of termination of this Agreement as provided above, this Agreement shall immediately terminate and have no further force and effect, except that (i) the covenants and agreements set forth in (A) this Section 7.2, (B) the last two sentences of Section 4.2(c) (Governmental Notices and Consents), (C) Section 4.8(b) (Financing), (D) Section 8.5 (Expenses), (E) Section 8.6 (Equitable Remedies), (F) Section 8.8 (Confidentiality) and (G) Article X (Miscellaneous) shall survive such termination indefinitely and (ii) nothing in Section 7.1 or this Section 7.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

(b)                                 For the avoidance of doubt, if this Agreement is to be terminated by Seller pursuant to Section 7.1(e), Seller shall pay the Termination Fee to Buyer or its designee concurrently with any such termination by wire transfer of immediately available funds to one or more accounts designated by Buyer.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1                                 Survival of Representations and Warranties.  The representations, warranties, covenants and agreements in this Agreement shall survive the Closing as follows:

(a)                                  the representations and warranties in Section 5.18 (Tax Matters) shall terminate when the applicable statutes of limitations with respect to the liabilities in question expire (after giving effect to any extensions or waivers thereof), plus thirty (30) days;

(b)                                 the representations and warranties in Section 5.1 (Corporate Organization), Section 5.2 (Capitalization), Section 5.3(a) (Authorization), Section 5.4 (Subsidiaries), Section 5.19 (Brokerage and Transaction Bonuses), Section 5.21 (Affiliate Transactions), Section 6.1 (Organization and Power), Section 6.2(Capital Stock), and Section 6.3 (Authorization) shall not terminate;

(c)                                  the representations and warranties in Section 5.11 (Intellectual Property Rights), Section 5.16 (Employee Benefits), Section 5.13(b) through Section 5.13(k), and Section 5.14 (Environmental and Safety Matters) shall terminate on the third (3rd) anniversary of the Closing;

(d)                                 the representations and warranties in this Agreement other than those specified in clauses (a), (b) or (c) above shall terminate on the day that is fifteen (15) months after the Closing Date;

(e)                                  the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing will survive for the period provided in such covenants and agreements, if any period is so specified, or, if no period is so specified, until the latest date permitted by applicable law; and

(f)                                    the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing, except for covenants and agreements that are set forth in Section 4.3, which shall survive the Closing until the date that is 15 months after the Closing;

provided that any representation or warranty in respect of which indemnity may be sought under Section 8.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 8.1 if notice of the inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time, but only to the extent of the claim or claims described in such notice for indemnification, until such claim for indemnification has been satisfied or otherwise resolved as provided herein.

8.2                                 Indemnification.

(a)                                  Subject to the limitations set forth in this Section 8.2, Seller shall indemnify the Buyer Parties and save and hold each of them harmless from and against and pay on behalf of or reimburse such Buyer Parties as and when incurred for any Losses which any such Buyer Party may suffer, sustain or become subject to arising out of or as a result of:  (i) any breach or inaccuracy of any representation or warranty made by Seller or the Company in this Agreement as of the date hereof and, taking into account the final sentence of Section 4.5, as of the Closing Date as though such representations or warranties were made on and as of the Closing Date; (ii) any breach of any covenant or agreement by Seller under this Agreement; (iii) any breach of any covenant or agreement by the Company under this Agreement prior to the Closing; (iv) (A) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all Taxable periods ending on or before the Closing Date and the allocable portion (determined in accordance with the provisions of Section 9.1(b)) through the end of the Closing Date for any Straddle Period (as defined in Section 9.1(b)) (“Pre-Closing Tax Period”), (B) any and all Taxes of any Affiliated Group of which the Company or any Subsidiary (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (C) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that Seller shall only be liable for Taxes by virtue of the provisions of this Section 8.2(a) to the extent that such Taxes are in excess of the amount, if any, taken into account as Indebtedness (i.e., as clause (xii) of the definition of Indebtedness) in the calculation of the Purchase Price; (v) any Claim made, filed or otherwise delivered on or before the third year anniversary of the Closing Date in respect of Cold Therapy Products (other than to the extent that any such Claim results directly from a modification by the Company or any of its Subsidiaries or Affiliates (including but not limited to a design change) of a Cold Therapy Product after the Closing) sold by or on behalf of the Company or any of its Affiliates at any time after the Closing Date (collectively, “Post-Closing Cold Therapy Claims”); (vi) any Claim in respect of Cold Therapy Products sold by the Company or any of its Affiliates at any time on or before the Closing Date (collectively, “Pre-Closing Cold Therapy Claims”); (vii) any Claims in respect of any acts or omissions (including in connection with marketing, promotion, advertising, training or selling, and including any statements made to any Governmental Entity) of Seller, the Company or any of their respective Subsidiaries or Affiliates (and any of their employees, contractors, consultants, representatives or agents) in any way relating to or arising out of the operation or ownership of the Pain Care Business prior to the Closing (including Losses in respect of (x) any Pain Care Products sold by the Company or any of its Affiliates prior to the Closing Date, (y) any criminal and/or civil investigation by any Governmental Entity in any way relating to or arising out of the operation or ownership of the Pain Care Business prior to the Closing and (z) any Claims, whether civil, criminal or administrative, in each case, in any way relating or incidental to the operation or ownership of the Pain Care Business prior to the Closing) (collectively, “Pain Care Claims”); (viii) any Plan or other employee benefit plan sponsored, maintained or contributed to by any ERISA Affiliate, other than the Company Plans; or (ix) any of the matters set forth on Schedule 8.2(a) attached hereto.  Notwithstanding the foregoing, (I) neither Seller nor any of its Affiliates shall have any liability under clause (i) above (other than with respect to the Fundamental Representations, for which no such limitation shall apply), unless the aggregate amount of all Losses relating thereto for which Seller (or any of its Affiliates) would, but for this proviso, be liable exceeds, on a cumulative basis, an amount equal to $1,575,000 (the “Deductible Amount”), and then Seller (including any of its Affiliates) shall be liable only for all such Losses as are in excess of the Deductible Amount; (II) Seller’s (including its Affiliates’) aggregate liability under clause (i) above (other than with respect to the Fundamental Representations, for which no such limitation shall apply) shall in no event exceed $15,750,000; (III) Seller’s (including its Affiliates’) aggregate liability under clause (v) above shall in no event exceed $4,000,000; (IV) Seller’s (including its Affiliates’) aggregate liability under this Agreement (other than in respect of any Losses of Buyer Parties arising in connection with or as a result of an exclusion, debarment or suspension from a Government Health Care Program, which Losses (and the liability related thereto) shall be ignored for purposes of determining the aggregate amount of Seller’s and its Affiliates’ liability under this clause (IV)) shall in no event exceed an aggregate amount equal to the sum of (x) the Purchase Price, plus (y) the Closing Indebtedness, plus (z) the Transaction Expenses; and (V) Seller’s (including its Affiliates’) aggregate liability in respect of any Losses of Buyer Parties arising in connection with or as a result of an exclusion, debarment or suspension from a Government Health Care Program shall in no event exceed an aggregate amount equal to the sum of (w) the Purchase Price, plus (x) the Closing Indebtedness, plus (y) the Transaction Expenses and the Buyer Transaction Expenses, plus (z) all reasonable and documented attorneys’ fees and expenses, costs, fees and expenses of any witnesses or experts and amounts paid in investigation or defense of, and any and all amounts paid in respect of the resolution or settlement of, any Claim arising in connection with or as a result of an exclusion, debarment or suspension from a Government Healthcare Program.  Nothing in this Agreement (including this Section 8.2(a)) shall limit or restrict any of the Buyer Parties’ right to maintain or recover any amounts in connection with any action or Claim based upon fraud.  No Buyer Party shall be entitled to recover for a particular claim for indemnification under clause (i) of this Section 8.2(a) (other than with respect to the Fundamental Representations for which such limit shall apply) unless the aggregate amount of such Losses (including any series of related Losses) equals or exceeds $40,000 (the “De Minimis Threshold”); provided that the De Minimis Threshold shall be a threshold and not a deductible and therefore Buyer Parties may claim the full amount of any such Losses, subject to the Deductible Amount and the other terms and conditions of this Section 8.2, (including those below $40,000) once the De Minimis Threshold has been met with respect to such claim.

(b)                                 Buyer shall indemnify Seller and its Affiliates, employees, agents, partners, representatives, successors and permitted assigns (“Seller Parties”) and hold them harmless from and against any Losses which such any such Seller Party may suffer, sustain or become subject to arising out of or as a result of any breach or inaccuracy of any representation, warranty, covenant or agreement made by Buyer in this Agreement.

(c)                                  (i) Except as otherwise provided herein and except with respect to Specified Claims, any indemnification of the Buyer Parties or Seller Parties pursuant to this Section 8.2 shall be effected by wire transfer of immediately available funds from Seller or Buyer, as the case may be, to an account designated by the applicable Buyer Party or Seller Party, as the case may be, within three (3) Business Days after the final determination thereof.  A “final determination” shall exist with respect to a matter (other than any Specified Claim) in respect of which indemnification is sought pursuant to this Agreement when (x) the parties to the dispute with respect to such matter have reached an agreement in writing in respect thereof, (y) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment with respect to such matter, or (z) an arbitration or like panel shall have rendered a final non-appealable determination with respect to any such matter that the parties have agreed to submit thereto.

(ii)                                  In connection with any Losses (x) that are paid or payable (whether by reason of a settlement, other disposition of a Claim or otherwise) to a third party by any Buyer Party arising out of or as a result of any of the Post-Closing Cold Therapy Claims or, subject to Section 8.2(g), Pre-Closing Cold Therapy Claims, or, subject to Section 8.2(h), Pain Care Claims and (y) resulting from compliance, implementation and performance of a corporate integrity agreement or similar arrangement entered into in connection with any Pain Care Claim (collectively, “Specified Claim Losses”, which Specified Claim Losses, for the avoidance of doubt, shall include any and all reasonable and documented attorneys’ fees and expenses incurred by the Buyer Parties in connection with or otherwise arising out of the Specified Claims, any and all reasonable and documented amounts paid in investigation or defense of the Specified Claims, and any and all amounts paid in respect of the resolution of such Specified Claims (including the settlement of such Specified Claims or payments relating to any judgments, arbitration awards or any other findings of liability made by any Governmental Entity (including any court) or arbitrator or other tribunal), Seller shall promptly (but in any event no later than ten (10) Business Days after receipt of a Buyer Party’s written request for such payment specifying the amount of such Specified Claim Losses (and including reasonable and itemized detail regarding all charges and expenses reflected therein) pay the amount of such Specified Claim Losses to the Buyer Party requesting such payment, or any other Person specified by a Buyer Party in such written notice, by wire transfer of immediately available funds to an account designated by such Buyer Party; provided, however, that Buyer Parties shall not submit invoices with respect to any attorneys’ fees and expenses or other amounts paid in investigation or defense of Specified Claims more frequently than twice in any calendar month.  Seller shall pay the Specified Claim Losses to Buyer in a manner and at the time described in the immediately preceding sentence, whether or not Seller disagrees with the amount of such Specified Claim Losses.  In the event that Seller does not pay the full amount of the Specified Claim Losses as and when required pursuant to this Section 8.2(c)(ii), Seller shall pay to Buyer (a) as a penalty and not as liquidated damages, an additional amount equal to 12.00% of the Specified Claim Losses, which amount shall be payable on the first Business day after the day on which payment of the Specified Claim Losses was required pursuant to this Section 8.2(c)(ii) and (b) interest on the unpaid portion of the Specified Claim Losses, which interest shall accrue at a rate of 12.00% per annum, calculated on the basis of the actual number of days elapsed from the first Business Day on which payment of the Specified Claim Losses was due to the date of payment.

(iii)                               The amount of the Specified Claim Losses shall be final and binding on Seller and subject to no further dispute or challenge by Seller, unless, before or after the payment by

Seller of such Specified Claim Losses to Buyer, Seller gives written notice of its disagreement (a “Notice of Objection”) with the amount (or any portion) of such Specified Claim Losses to which Seller objects within twenty (20) Business Days after Seller’s receipt from a Buyer Party of the applicable written request for the payment of such Specified Claim Losses.  Any Notice of Objection shall specify in reasonable detail the nature and amount of any disagreement so asserted.  Buyer and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Objection, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.  If the parties are unable to resolve any or all of the matters set forth in the Notice of Objection during the period of twenty (20) days after Buyer’s receipt of the Notice of Objection, Seller and Buyer shall submit the dispute to the Expert for review and resolution (subject to clause (iv) of this Section 8.2(c)) of any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Objection. Buyer and Seller shall instruct the Expert to make a final determination of the items included in Notice of Objection in accordance with the terms of this Agreement. Buyer and Seller will cooperate (and Buyer shall cause the Company to cooperate) with the Expert during the term of its engagement. Buyer and Seller shall instruct the Expert not to, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. Buyer and Seller shall also instruct the Expert to make its determination based solely on presentations by Buyer and Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  For purposes of this Section 8.2(c), the parties hereto agree that William E. Hartgering, Esq., a JAMS arbitrator, shall be the initial Expert.  Not more frequently than once in any 6 month period, Buyer or Seller (the “Requesting Party”) upon written notice (“Request Notice”) to the other party hereto (“Receiving Party”) may request a replacement of William E. Hartgering, Esq. with one of the arbitrators listed on Schedule C attached hereto.  The Requesting Party shall designate in its Request Notice three individuals from the list of potential experts listed on Schedule C, at least one of which shall be from the list of “San Diego Experts” set forth on Schedule C and one of which shall be from the list of “Dallas Experts” set forth on Schedule C.  The Receiving Party shall, within three (3) Business Days after receipt of the Request Notice, provide written notice to the Requesting Party of its selection of one individual from the individuals listed in the Request Notice and the individual so selected by the Receiving Party shall be the Expert for purposes of this Section 8.2(c) as soon as such individual acknowledges his or her acceptance of such election, and shall serve in the capacity of Expert hereunder until a party hereto requests a replacement of such individual in accordance with the provisions of this Section 8.2(c)(iii).  In no event shall either party hereto designate in any Request Notice an individual who has served as an attorney representing such party or any of its Affiliates at any time during the prior 10 years.

(iv)                              The Expert shall deliver its final resolution in writing to Buyer and Seller (which final resolution shall be requested by the parties to be delivered not more than ten (10) days following submission of such disputed matters), and such resolution by the Expert shall be binding on the parties and shall not be subject to court review or otherwise appealable, unless Buyer or Seller commences an action in the state of Delaware and the other party to such action receives service of process (in each case in accordance with Section 10.10) no later than within 60 days after the date Expert delivers its final resolution to Seller (in which case such court shall determine the matter). The fees and expenses of the Expert shall be borne by the Company, on the one hand, and Seller, on the other hand, based upon the inverse of the percentage which the aggregate portion of the contested amount awarded to each party bears to the amount actually contested by such party, as determined by the Expert.

(v)                                 If pursuant to a final determination of the Expert entered into after receipt by a Buyer Party of a payment from Seller of any Specified Claim Losses, it is determined that Buyer was not entitled to receive all or a portion of the amount paid by Seller in respect of such Specified Claim Losses (the “Overpayment Amount”), Buyer shall promptly (but in any event no later than three (3) Business Days after receipt of the applicable final determination), remit the Overpayment Amount to Seller by wire transfer of immediately available funds to an account designated by Seller.

(vi)                              Seller hereby acknowledges and agrees that (w) it is the express intent of the parties hereto that the Company shall receive from Seller (and Seller hereby agrees to transfer to the Company as and when needed) all necessary funds so that the Company is able to timely pay all Specified Claim Losses and settlement or judgment amounts awarded in respect of Specified Claims; (x) the indemnification agreements concerning Specified Claims were a material inducement to Buyer to enter into this Agreement and perform its obligations hereunder; (y) with regard to Seller’s performance of its indemnification obligations, time is of the essence; and (z) Buyer relied on Seller’s indemnification agreements set forth herein (including in particular in respect of timing of Seller’s payment of Specified Claim Amounts) in negotiating, structuring and executing credit agreements (including, financial covenants set forth therein).

(d)                                 In connection with any Claim in respect of which any Buyer Party seeks indemnification from Seller pursuant to this Agreement, Seller and Buyer shall (and shall cause their Affiliates to) enter into a joint defense agreement, common interest agreement, non-disclosure agreement or any other similar agreement which the other may reasonably request from time to time. Except as otherwise required by law, all indemnification payments under this Section 8.2 shall be deemed adjustments to the Purchase Price.

(e)                                  Any Person making a claim for indemnification under this Section 8.2 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of such claim in writing promptly after receiving written notice of any Claim against it (if by a third party), describing the Claim, the amount thereof (if known and quantifiable) and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor has been prejudiced thereby.

(f)                                    Except with respect to Specified Claims (which shall be governed by clauses (g)-(i) below), any Indemnitor shall be entitled to participate in the defense of such Claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume (or continue, as the case may be) at its expense the defense thereof by appointing reputable counsel reasonably acceptable to the Indemnitee (for which purpose any existing counsel representing Seller or the Company in a pending matter as of the date hereof shall be deemed acceptable with respect to such matter and any subsequent matters of similar magnitude and relating to the same set of facts or issues of law) to be the lead counsel in connection with such defense; provided that, prior to the Indemnitor assuming control of such defense it shall first verify to the Indemnitee in writing that such Indemnitor shall be responsible for all liabilities and obligations relating to such claim for indemnification if and to the extent (and subject to the dollar and other limitations and terms and conditions set forth in this Section 8.2) it is ultimately determined such liabilities and obligations are subject to indemnification by Indemnitor hereunder; and provided, however, that:

(i)                                     the Indemnitee shall be entitled to participate in the defense of such Claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any reasonable fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor only if and to the extent Indemnitor is required to provide indemnification under this Section  8.2 with respect to such matter, and except that the Indemnitor shall pay all of the reasonable fees and expenses of such separate counsel if the Indemnitee has been advised by outside counsel that a conflict of interest is likely to exist between the Indemnitor and the Indemnitee);

(ii)                                  the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) if (1) the claim for indemnification relates to any criminal proceeding, action, indictment, allegation or investigation; (2) the Claim primarily seeks an injunction or equitable relief against the Indemnitee; (3) the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee; (4) upon petition by the Indemnitee, the appropriate Governmental Entity rules that the Indemnitor failed or is failing to vigorously prosecute or defend such Claim; or (5) the Loss relating to the Claim could reasonably be expected to exceed the maximum amount that such Indemnitee could then be entitled to recover under the applicable provisions of this Section 8.2, in which cases Indemnitee shall either assume or continue control of the defense of such Claim and defend it in good faith or waive the applicable provisions of (1)-(5) with respect to such matter;

(iii)                               if the Indemnitor shall control the defense of any such Claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a Claim or ceasing to defend such Claim if (x) pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief, or other restriction or obligation will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such Claim, with prejudice; or (y) such Claim involves any settlement with a Governmental Entity (unless such settlement contains solely monetary remedies) or requires the Company or any of its Subsidiaries to enter into a corporate integrity agreement or similar arrangement providing for non-monetary relief, penalties or restrictions;

(iv)                              if Indemnitor shall not control the defense of any such Claim, the Indemnitor shall have the right to participate in the defense of such Claim at its sole cost and expense, but the Indemnitee shall control such defense; provided, however, that the Indemnitor shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent (which consent shall not be unreasonable withheld, conditioned or delayed) unless such consent has previously been requested and Indemnitor has unreasonably withheld, conditioned or delayed such consent; and

(v)                                 any claim for indemnification with respect to Taxes that results in or may result in any Losses for which indemnification may be claimed from the Seller under this Agreement  shall not be subject to this Section 8.2(e)-(f), but shall instead be subject to Section 9.3.

(g)                                 Seller shall defend, and shall control the defense of, all Pre-Closing Cold Therapy Claims, unless with respect to a particular Pre-Closing Cold Therapy Claim (x) the Loss relating to such Pre-Closing Cold Therapy Claim could reasonably be expected to exceed the maximum amount that Buyer Parties could then be entitled to recover under the applicable provisions of Section 8.2 or (y) Seller fails to defend such Pre-Closing Cold Therapy Claim vigorously and in good faith, in which case Buyer shall be entitled to assume the defense and control of such Pre-Closing Cold Therapy Claim.  In connection therewith, Seller shall directly pay and be responsible for all defense costs associated therewith (including attorneys’ fees and expenses), and shall directly engage (which engagement shall not in any way bind any Buyer Party with respect to amounts incurred thereunder) any attorneys, experts or investigators hired in connection with such matter.  Buyer and the Company shall be entitled to participate in the defense of such Pre-Closing Cold Therapy Claim and to employ counsel of their choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by Buyer and the Company.  Seller shall (and shall instruct counsel retained for purposes of such defense to) consult with Buyer and obtain Buyer’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed) prior to choosing any defense strategy or practices that are not consistent in all material respects with Seller’s defense strategy and practices prior to the Closing with respect to such matters.  Seller may enter into any settlement of any Pre-Closing Cold Therapy Claim upon receipt of the prior written consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned (with it being understood that, without limitation, Buyer shall not be deemed to be unreasonable if such settlement is not consistent in all material respects with Seller’s practices prior to the Closing).  Seller’s assumption of control of the defense of any Pre-Closing Cold Therapy Claim as provided in this Section 8.2(g) shall constitute acceptance by Seller (by virtue of the execution and delivery of this Agreement) that such matters constitute a Claim hereunder for which, subject to the dollar and other limitations and terms and conditions set forth in this Section 8.2, Seller is obligated to indemnify the Buyer Parties pursuant to Section 8.2(a)(vi).

(h)                                 Seller shall defend, and shall control the defense of, all Pain Care Claims, unless with respect to a particular Pain Care Claim (x) the Loss relating to such Pain Care Claim could reasonably be expected to exceed the maximum amount that Buyer Parties could then be entitled to recover under the applicable provisions of Section 8.2 or (y) Seller fails to defend such Pain Care Claim vigorously and in good faith, in which case Buyer shall be entitled to assume the defense and control of such Pain Care Claim.  In connection therewith, Seller shall directly pay and be responsible for all defense costs associated therewith (including attorneys’ fees and expenses), and shall directly engage (which engagement shall not in any way bind any Buyer Party with respect to amounts incurred thereunder) any attorneys, experts or investigators hired in connection with such matter.  If Buyer does not have the right to defend and control the defense of a Pain Care Claim, Buyer and the Company shall be entitled to participate in the defense of such Pain Care Claim and to employ counsel of their choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by Buyer and the Company, unless such Claim relates to (1) any criminal and/or civil investigation by any Governmental Entity (other than any exclusion, debarment or suspension of any Company Entity (other than Breg Deutschland GmbH) from any Government Health Care Program by any Governmental Entity), in which case the reasonable fees and expenses of such separate counsel in an amount not to exceed $50,000 shall be borne by Seller; and (2) any exclusion, debarment or suspension of any Company Entity (other than Breg Deutschland GmbH) from any Government Health Care Program by any Governmental Entity, in which case the reasonable fees and expenses of such separate counsel shall be borne by Seller.  To the extent that any Pain Care Claim relates to any criminal and/or civil investigation by any Governmental Entity, Seller shall be entitled to appoint reputable counsel reasonably acceptable to the Indemnitee (for which purpose any existing counsel representing Seller or the Company in a pending matter as of the date hereof shall be deemed acceptable with respect to such matter and any subsequent matters of similar magnitude and relating to the same set of facts or issues of law) to be the lead counsel in connection with such defense.  Seller may enter into any settlement of any Pain Care Claim without the prior consent of Buyer and the Company, unless (i) pursuant to or as a result of such settlement, injunctive or other equitable relief, or any other restriction or obligation, will be imposed against the Company or any of its Subsidiaries, (ii)  such settlement does not expressly and unconditionally release the Company and its Subsidiaries from all liabilities and obligations with respect to such Pain Care Claim, with prejudice; or (iii) such settlement requires the Company or any of its Subsidiaries to enter into a corporate integrity agreement or similar arrangement, in which case Seller shall not enter into any settlement of such Pain Care Claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned.  Seller’s assumption of control of the defense of any Pain Care Claim as provided in this Section 8.2(h) shall constitute acceptance by Seller (by virtue of the execution and delivery of this Agreement) that such matter constitutes a Claim hereunder for which, subject to the dollar and other limitations and terms and conditions set forth in this Section 8.2, Seller is obligated to indemnify the Buyer Parties pursuant to Section 8.2(a)(vii).

(i)                                     Buyer or the Company shall defend in good faith, and shall control the defense of, all Post-Closing Cold Therapy Claims.  In connection therewith, Seller shall reimburse Buyer or the Company in accordance with the terms of clauses (c)(ii)-(v) above of this Section 8.2.  Seller shall be entitled to participate in the defense of such Post-Closing Cold Therapy Claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by Seller.  Buyer and the Company shall (and shall instruct counsel retained for purposes of such defense to) consult with Seller and obtain Seller’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed) prior to choosing any defense strategy or practices that are not consistent in all material respects with Seller’s defense strategy and practices prior to the Closing with respect to such matters.  Buyer and the Company may enter into any settlement of any Post-Closing Cold Therapy Claim upon receipt of the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned (with it being understood that, without limitation, Seller shall not be deemed to be unreasonable if such settlement is not consistent in all material respects with Seller’s practices prior to the Closing).  Following the exhaustion of Seller’s indemnification obligations with respect to Post-Closing Cold Therapy Claims because of the cap set forth in Section 8.2(a)(III), Buyer and the Company shall continue to defend Claims in respect to Cold Therapy Products in a manner consistent in all material respects with Seller’s practices prior to Closing to the extent that Seller remains liable for any further indemnification pursuant to Section 8.2(a)(vi).

(j)                                     (i)                                     Seller shall not (and shall cause its Affiliates not to) make any claim for indemnification against Buyer, the Company or any of their respective Affiliates by reason of the fact that Seller or any Affiliate of Seller is or was a shareholder, member, director, manager, officer, employee or agent of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Buyer Parties against Seller pursuant to this Agreement or applicable law or otherwise, and Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it shall not have any Claim or right to contribution or indemnity from the Company or any of its Affiliates with respect to any amounts paid by it pursuant to this Agreement or otherwise.

(ii)                                  Except as otherwise provided in this Agreement, the Transition Services Agreement and any of the other agreements executed and delivered by Buyer (or any of its Affiliates) in connection herewith, effective upon the Closing, Seller (on its own behalf and on behalf of any successors and assigns and their respective Affiliates) hereby irrevocably waives, releases and forever discharges the Company and its Subsidiaries, and, except for fraud and willful misconduct, their respective directors, officers, shareholders (and their limited partners, managers, employees and investment professionals) and employees, and their respective successors and assigns (collectively, “Released Parties”), of and from any and all rights to indemnification, claims, demands, actions, causes of action, liabilities, damages, expenses, suits of every kind and obligations to it of any kind or nature whatsoever, and in any capacity whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise at law or equity which Seller or it Affiliates may have had at any time heretofore, may have now or may have at any time hereafter, arising from, relating to, resulting from or in any manner incidental to any and every matter, thing or event whatsoever occurring or failing to occur at any time in the past up to and including the date of this Agreement and, by receipt of the consideration to be received by Seller and the Shares to be received by Buyer at Closing, up to and including the Closing, and Seller agrees that it shall not (and that it shall cause its Affiliates not to) seek to recover any amounts in connection therewith or thereunder from any Released Party.  In no event shall any Released Party have any liability whatsoever to Seller (or any Affiliate of Seller) for breaches of the representations, warranties, agreements or covenants of Seller or the Company hereunder, and Seller shall not (and shall cause its Affiliates not to) in any event seek contribution from any Released Party in respect of any payments required to be made by Seller pursuant to this Agreement.

(k)                                  To the extent that an Indemnitee recognizes Tax Benefits as a result of any Loss, the Indemnitee shall pay the amount of such Tax Benefits (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Loss) to the Indemnitor as such Tax Benefits are actually recognized by the Indemnitee but only if (i) such Tax Benefit is recognized within three taxable periods after the Closing or (ii) within 12 months after the end of the taxable year in which a settlement or disposition between Indemnitee and a third party in respect of such Loss was entered into.  For this purpose, the Indemnitee shall be deemed to recognize a tax benefit (“Tax Benefit”) with respect to a taxable year if, and to the extent that, the Indemnitee’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Loss from all taxable years, exceeds the Indemnitee’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Loss for all taxable years (to the extent permitted by relevant Tax law and not already taken into account for a previous taxable year pursuant to this Section 8.2(k) and treating such Tax items as the last items claimed for any taxable year).

(l)                                     The Losses of an Indemnitee shall be adjusted to give credit for any insurance recovery (other than any such recovery in respect of Post-Closing Policies) actually received with respect to the matter to which the claim for indemnification relates, net of deductibles paid and the portion of any increase in premiums, costs of collection and/or retro-premiums resulting from such matter as determined in good faith by an insurance broker acceptable to both the Indemnitor and the Indemnitee (the “Neutral Broker”).  If such insurance recovery (other than any such recovery in respect of Post-Closing Policies) occurs subsequent to indemnification being provided by an Indemnitor, then such Indemnitee shall promptly reimburse the Indemnitor for any adjustment provided for in the foregoing sentence.  In connection with the foregoing, Indemnitees shall use commercially reasonable efforts to collect such insurance proceeds (other than in respect of Post-Closing Policies) to the extent that the anticipated insurance proceeds exceed the applicable deductible and the resulting anticipated premium increases (as the Indemnitee and Indemnitor are advised by the Neutral Broker).  For purposes of this section, “Post-Closing Policies” shall mean insurance contracts entered into by Buyer or the Company at or after the Closing in respect of and/or in connection with Cold Therapy Products sold after the Closing.

(m)                               If (x) Seller has made a payment to a Buyer Party in respect of a particular claim for indemnification under Section 8.2(a)(i) of this Agreement, and (y) Buyer or the Company has or obtains actual knowledge that it is contractually entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which, if collected, would compensate a Buyer Party (in whole or in part) (other than with respect to insurance, which shall be governed by clause (g) above) in respect of the Loss for which the Buyer Party collected such an indemnity payment from Seller, then Buyer shall:

(i)                                     promptly notify Seller of the foregoing;

(ii)                                  take such commercially reasonable efforts, at Seller’s sole cost and expense (which costs and expenses shall be prepaid in full at all times before Buyer is required to take any action), as Seller may reasonably request to enforce such right; provided, however, that Buyer shall not be required to take any efforts (including pursuant to clause (i) of this Section 8.2(m)) if, in Buyer’s reasonable judgment, such step or proceeding (A) would have an adverse impact on the Company Entities, the Business or any Buyer Party (including because of relationship damage with current or potential customers, suppliers, vendors or other third parties), (B) would be reasonably likely to cause such third party to initiate legal proceedings against any Buyer Party in respect of any other unrelated Claim or result in negative publicity involving any such Buyer Party, or (C) would interfere with or distract in any material respect from the operation of the Business; and provided, further, that nothing in this clause (ii) shall obligate Buyer to make available its or any Company Entity’s employees for travel or to require its employees to devote time and attention to any such matter covered hereunder in a manner that disrupts in any material respect such employee’s ability to perform its responsibilities to Buyer or the relevant Company Entity; and

(iii)                               pay to Seller, as soon as reasonably practicable after actual receipt from such third party, an amount equal to the amount actually recovered from such third party (net of any taxation and all costs of recovery and collection (to the extent not prepaid in full in compliance with the immediately preceding clause (ii) above) not to exceed the aggregate amount previously paid by Seller to a Buyer Party with respect to such claim for indemnification.

It is agreed and understood that any third-party (including insurance) net proceeds actually obtained shall not retroactively reduce the amount of any Loss for purposes of determining whether Losses have exceeded the Threshold Amount or any De Minimis Threshold.

(n)                                 Notwithstanding anything herein to the contrary, no Indemnitee shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement.

(o)                                 The remedies provided for in Section 8.6 and this Section 8.2 shall constitute the sole and exclusive remedy for any post-Closing claims made for breach of the representations and warranties, covenants and agreements contained in this Agreement, except in the case of fraud.  Notwithstanding anything in this Agreement to the contrary, no Indemnitor shall be liable or otherwise responsible to any Indemnitee under this Section 8.2 for punitive monetary damages (other than punitive monetary damages awarded to a third party pursuant to a Claim by a third party or punitive damages in respect of any Claim under Section 8.2(a)(vii)). Notwithstanding anything in this Agreement to the contrary, if any pending Claim of a Governmental Entity, or any future Claim of a Governmental Entity, resulting from, arising out of or relating to facts, events, actions, omissions or circumstances on or before the Closing, results in an exclusion, debarment or suspension of any Company Entity from any Government Health Care Program by any Governmental Entity, Seller shall indemnify Buyer Parties from and hold them harmless against any and all Losses of any nature whatsoever relating thereto, including, for the avoidance of doubt, any diminution in value, lost profits and/or any consequential damages (whether or not reasonably foreseeable) suffered by any Buyer Parties in connection therewith.  Subject to the immediately preceding sentence, no Indemnitor shall be liable or otherwise responsible to any Indemnitee under Section 8.2(a) (other than Section 8.2(a)(ii) or Section 8.2(a)(iii), for which no such limitation shall apply) or Section 8.2(b) (other than with respect to covenants, for which no such limitation shall apply) for (and the term “Losses” in respect thereof shall expressly exclude) any consequential damages to the extent that such consequential damages would not have been reasonably foreseeable by a reasonable Person in the Indemnitor’s position, or were remote or speculative, as of the date hereof (assuming the breach, occurrence or existence of the applicable matter specified in or covered by such Sections of this Agreement).  In addition, except in respect of Seller’s indemnification of Buyer Parties for any Losses (i) resulting from, arising out of or relating to any pending or future Claim of a Governmental Entity that results from, arises out of or relates to facts, events, actions, omissions or circumstances on or before the Closing and results in an exclusion, debarment or suspension of any Company Entity (other than Breg Deutschland GmbH) from any Government Health Care Program by any Governmental Entity, or (ii) resulting from, arising out of or relating to any failure of Seller to satisfy and perform its covenants and agreements with respect to payments under Section 8.2(c) (after (x) notice thereof from Buyer or the Company in accordance with Section 10.2 describing the repayment failure and (y) a three (3) Business Day cure period following receipt of such notice) (for which, in the case of each of (i) and (ii), no such limitations shall apply), in no event shall Buyer Parties be permitted to collect (nor shall Seller be liable) under this Agreement for any consequential damages resulting from, arising out of or relating to any breach or inaccuracy in any of Seller’s or the Company’s representations or warranties in this Agreement or any matter specified in Sections 8.2(a)(ii)-(ix) to the extent such breach or inaccuracy or other matter results in a breach or violation of or triggering of rights or obligations under any current or future debt, credit or similar financing arrangements (including hedges, swaps or similar arrangements) of or applicable to any Buyer Party.  The limitations in the immediately preceding two sentences shall not apply to any such damages awarded to a third party pursuant to a Claim by a third party.

(p)                                 Notwithstanding anything to the contrary contained herein, for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty contained in Articles V and VI, and for purposes of determining the amount of any Losses that are the subject matter of a claim for indemnification hereunder, each representation, warranty and other provision contained in this Agreement shall be read without regard to and without giving effect to any “material,” “materiality,” “Material Adverse Effect,” “in all material respects” standard or qualification contained in such representation or warranty or other provision (as if such standard or qualification were deleted from such representation and warranty or other provision), except for the terms and phrases “Material Contract,” “material fact(s)” and “material to the operation,” and with respect to the Non-Scraped Provisions, each of which shall not be so disregarded or not given effect.

8.3                                 Mutual Assistance.  From and after the Closing, Buyer, the Company and Seller will mutually cooperate in the expeditious filing of all notices, reports and other filings with any Governmental Entity required to be submitted by such Persons in connection with the execution and delivery of this Agreement and/or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.

8.4                                 Press Release and Announcements.  Prior to the Closing, the parties hereto shall consult with each other before issuing any press release or otherwise making any public announcement (including, any announcements to employees, customers, or suppliers) regarding this Agreement or the transactions contemplated hereby and no such press release or public announcement shall be issued or made prior to the Closing without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that if Seller, the Company or Buyer determine upon advise of outside counsel that a press release or public announcement is required by applicable law, court process or pursuant to rules and regulations of any applicable securities exchange, then Seller, the Company or Buyer (as applicable) may make such required press release or public announcement without obtaining such consent, in which case the disclosing party shall use its commercially reasonable efforts to consult with the other party regarding the contents thereof (provided that the disclosing party shall not be obligated to accept any comments to such press release or public announcement) prior to issuing any such press release or making any such public announcement; and provided further that no party shall be required to obtain consent or provide any such consultation to the extent that any proposed press release or public announcement consists of information that has previously been made public without breach of the obligations under this Section 8.4.  The parties agree that the initial press releases to be issued with respect to the transactions contemplated by this Agreement shall be in the forms heretofore agreed to by the parties.

8.5                                 Expenses.  Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, Buyer shall pay all of its fees, costs and expenses incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.  Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, Seller shall pay all of its and all of the Company’s fees, costs and expenses incurred in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby; provided that Buyer shall pay all Transaction Expenses as specifically provided in Section 2.2(b)(ii) (it being understood that any expenses of Seller or the Company that are not reflected on Schedule 8.5 (and which are therefore not “Transaction Expenses”) shall be paid by, and shall remain the responsibility of, Seller).  Seller shall update Schedule 8.5 as of the Closing, in a manner that has no adverse effect on Buyer, to reflect all known fees and expenses of the type to be included thereon as of the Closing.  Buyer shall pay all filing and notification fees in connection with the HSR Act.

8.6                                 Equitable Remedies.  Each of the Company, Seller and Buyer acknowledges and agrees that the other parties would be damaged irreparably, and that monetary damages would not be an adequate remedy, in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, the Company, Seller and Buyer agree that the other parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the provisions of, to enforce specifically, and to enforce compliance with, this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled pursuant hereto or at law or in equity.

8.7                                 Further Assurances.  In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request.  Each party agrees to reimburse the other for any reasonable out-of-pocket costs incurred in connection with such requests by the other party.

8.8                                 [INTENTIONALLY RESERVED].

8.9                                 Confidentiality.

(a)                                  The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate.  If, for any reason, the transactions contemplated hereby are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.  Notwithstanding anything to the contrary in this Agreement, the terms of the Common Interest Agreement shall continue in full force and effect in accordance with its terms until the Closing, at which time the Common Interest Agreement shall terminate and shall be superseded by the Breg Common Interest Agreement.

(b)                                 From and after the Closing, (i) Buyer shall, and shall cause its Affiliates and its and their representatives to, treat as confidential and safeguard any and all information, knowledge or data relating to the business of Seller and Seller’s Affiliates (but not relating to the Business or the Company or any of its Subsidiaries) that becomes known to (or is in the possession of) Buyer or any of Buyer’s Affiliates as a result of the transactions contemplated hereby and (ii) Seller shall, and shall cause its Affiliates its and their representatives to, treat as confidential and safeguard any and all information, knowledge or data relating to the Business, the Company or any of its Subsidiaries that is known to (or in possession of) Seller or any of Seller’s Affiliates.  At the Closing, to the extent permitted pursuant to the relevant agreement, Seller and its Affiliates (other than the Company Entities) shall assign to Buyer all rights that such entities have pursuant to any confidentiality, non-disclosure or similar agreements to the extent relating to any sale process conducted by Seller with respect to the Company Entities.  To the extent that the assignment required pursuant to the immediately preceding sentence is not permitted pursuant to the relevant agreement, Seller and its Affiliates shall enforce all rights that Seller and its Affiliates have pursuant to such agreement; provided that, Buyer shall reimburse Seller promptly for any reasonable documented out-of-pocket expenses incurred by Seller and its Affiliates.

(c)                                  Buyer and Seller acknowledge that the confidentiality obligations set forth in Section 8.9(b) shall not extend to information, knowledge and data that (i) is publicly available or becomes publicly available through no act or omission of the party (or any of its Affiliates or representatives) owing a duty of confidentiality, or (ii) is required by applicable law to be disclosed, provided that the party required to make such disclosure shall promptly inform the other party of any such requirement, disclose no more information than is so required and cooperate with all attempts by the other party to obtain a protective order or similar treatment.

(d)                                 In the event of a breach of the obligations hereunder by Buyer, Seller shall, and in the event of a breach of the obligations hereunder by a Seller, Buyer shall, in addition to all other available remedies, be entitled to injunctive relief to enforce the provisions of this Section 8.8 in any court of competent jurisdiction.

8.10                           Cooperation; Attorney-Client Privilege; Conflict Waiver.

(a)                                  After the Closing Date, upon Seller’s reasonable request (at Seller’s expense) and without necessity of subpoena, Buyer will cause the Company Entities and their representatives and counsel to use their commercially reasonable efforts to cooperate with Seller and its Affiliates, representatives and counsel for purposes of permitting Seller to address and respond to any matters involving Seller or its Affiliates that arise as a result of or otherwise related to Seller’s or its Affiliates’ prior ownership of or affiliation with any of the Company Entities, whether or not related to this Agreement, including any assets, liabilities or other matters related to any of the Company Entities that are retained by Seller or its Affiliates and any claims made by or against Seller or any of its Affiliates, whether involving any Governmental Entity or other Person.

(b)                                 After the Closing Date, upon Buyer’s reasonable request (at Buyer’s expense unless any such expense constitutes Losses for which Buyer Parties may seek indemnification from Seller pursuant to Section 8.2) and without necessity of subpoena, Seller shall (and Seller shall cause its Affiliates and their respective representatives and counsel to) use their commercially reasonable efforts to cooperate with Buyer and the Company Entities and their respective representatives and counsel for purposes of permitting Buyer or any of the Company Entities to address and respond to any matters that involve Buyer or any of the Company Entities that arise as a result of or otherwise related to Seller’s or its Affiliates’ prior ownership of or affiliation with any of the Company Entities, whether or not related to this Agreement, including any claims made by or against any of the Company Entities or any other Affiliate of Seller, or Buyer or any of its Affiliates, whether involving any Governmental Entity or other Person.

(c)                                  Such cooperation under Sections 8.9(a) and (b) shall include (i) reasonable access during normal business hours and upon reasonable notice to the appropriate party’s and its Affiliates’ officers, directors, employees, auditors, counsel, representatives, properties, books, records and operating instructions and procedures, (ii) reasonable assistance to the other party in connection with any actions or proceedings, including preparation for any actions or proceedings such as discovery, depositions and similar activities, and (iii) the right to make and retain copies of all pertinent documents and records relating to any such matters; it being understood that nothing herein shall require any party to waive any attorney-client or work product privilege that may exist.  Each party’s obligations under this Section 8.9 are in addition to such party’s other obligations contained in this Agreement.  Buyer hereby acknowledges that Seller (or Parent or a Subsidiary of Parent) shall retain originals of any and all records of the Company or any of its Subsidiaries related to any action or proceeding or potential action or proceeding or liability which is retained by Seller, or for which Seller has agreed to indemnify Buyer with respect to, under this Agreement or otherwise.  Buyer shall have access to the originals of such records and Seller shall make one set of copies (at Seller’s expense) if requested by Buyer.

(d)                                 Within 30 days after Closing, Seller shall, and shall cause its counsel to, transfer to the Company all patent, copyright, and trademark prosecution files (if any) related to Intellectual Property Rights owned by the Company or any of its Subsidiaries (including all work product, samples, search materials, invention disclosures, work files or similar) and destroy all other copies thereof that have not been transferred to the Company.

(e)                                  Within five (5) Business Days after Closing, Seller shall make any requisite filings to cause the name of Breg Deutschland GmbH to be changed so as not to include the word “Breg” or any other trademark owned by the Company after the Closing.

(f)                                    It is hereby acknowledged by the Parties that Seller has retained Hogan Lovells US LLP and Hogan Lovells International LLP (collectively, “HL”) and Hyman, Phelps & McNamara, P.C. (“HP”) to act as its counsel in connection with this Agreement and the transactions contemplated hereby.  Buyer and the Company hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company or any of its Subsidiaries, or the Buyer Parties, on the one hand, and Seller or Parent or any of their respective Affiliates, on the other hand, each of HL and HP may represent Seller, Parent and their respective Affiliates in such dispute irrespective of whether HL or HP may be deemed to have also acted as counsel to the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, as well as with respect to such certain pending litigation matters.  The Parties agree to take commercially reasonable steps to ensure that any privilege attaching as a result of HL’s or HP’s engagement and representation in connection with this Agreement and the transactions contemplated hereby will survive the Closing and remain in effect, provided that from and after the Closing such privilege shall be controlled by Seller and Parent, not the Company or any of its Subsidiaries.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company or any of its Subsidiaries, or the Buyer Parties, on the one hand, and a third party other than Seller or Parent or any of their respective Affiliates, on the other hand, Buyer, the Company or any of its Subsidiaries, or the Buyer Parties, as applicable, may assert such attorney-client privilege.

8.11                           Insurance.  Prior to the Closing, Seller shall, at its sole cost and expense, purchase or otherwise acquire tail and/or runoff insurance policies with respect to products liability and similar claims against or affecting the Company and its Subsidiaries for actions or omissions prior to the Closing (the “Policies”).  The Policies shall:  (i) be written or otherwise provided by insurers that are reasonably acceptable to Buyer; (ii) provide coverage for defense costs, settlements, judgments and/or other costs and damages on terms substantially similar to (or broader than) Seller’s and the Company’s existing claims made insurance policies with respect to products liability and similar claims, (iii) cover the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date; (iv) cover any and all claims or other matters based on acts or omissions occurring prior to the Closing Date; (v) have a available policy limit of not less than $2 million; and (vi) include a deductible or self insured retention of not more than $2 million.  In addition, Seller will use commercially reasonable efforts to obtain $10 million in additional coverage under the Policies to the extent a tail and/or runoff policy are available within 30 days after the Closing Date on terms materially consistent with those available under its current policies as of the date hereof. Prior to or at the Closing, Seller shall provide Buyer with the Policies endorsed to provide that such Polices shall: (A) name Buyer and the Company and each of its Subsidiaries as insureds; (B) provide that the indemnification obligations of Seller pursuant to Sections 8.2(a)(v), (vi) and (vii) hereunder shall be specifically insured under the contractual liability section of such Policies; (C) be primary without any right of contribution from any other insurance carried by Seller or Buyer or their Affiliates; (D) waive any and all rights of subrogation or set-off that the insurers may or could have against Buyer and the Company and its Subsidiaries; (E) not be invalidated by any action or inaction of Seller or its Affiliates and shall insure Buyer and the Company and each of its Subsidiaries regardless of any breach or violation of any warranties, declarations, exclusions, or conditions in such polices; (F) contain a standard severability of interests clause and shall expressly provide that all the provisions of such Policies, except limits of liability, shall operate in the same manner as if there were a separate policy covering each insured; and (G) not be cancelled or materially altered without the prior written consent of Buyer and the Company (which consent shall not be unreasonably withheld or delayed).

8.12                           Certain Covenants.  Seller hereby acknowledges that Seller is familiar with the Company’s and its Subsidiaries’ confidential or proprietary information and trade secrets.  Seller acknowledges and agrees that Buyer and the Company and its Subsidiaries would be irreparably damaged if Seller or its Affiliates were to violate or otherwise breach the terms of this Section 8.12.  Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 8.12 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if the provisions of this Section 8.12 are breached.  Seller further acknowledges that Seller (directly or indirectly, through its Affiliated entities) has been substantially responsible for the growth and development of the Company and its Subsidiaries and the creation and preservation of the Company’s goodwill.

(a)                                  Therefore, in further consideration of the amounts payable hereunder on the Closing Date and for other good and valuable consideration, Seller agrees (on its own behalf and on behalf of Parent and Parent’s respective Subsidiaries) that from the Closing Date until the third (3rd) anniversary of the Closing Date (the “Restricted Period”), Seller shall not (and shall cause Parent and each of Parent’s Subsidiaries and controlled Affiliates not to) directly or indirectly own any interest in, manage, control, participate in (whether as a partner, agent, representative or otherwise) consult with, render services for, or in any other manner engage anywhere in the United States of America or any geographical locale in which the Company and its Subsidiaries have customers as of the Closing Date, or any other geographical locale where the Company or any of its Subsidiaries intends to do business or solicit customers or clients as of immediately prior to the Closing Date, in any business or enterprise engaged in the manufacture, marketing, management (including billing or inventory management), distribution or sale of orthopedic bracing products (including knee, shoulder, elbow, wrist, foot, ankle and spine orthopedic bracing products (other than EZ Brace and Orthotrac products manufactured, distributed, or sold by Parent or any of Parent’s Subsidiaries as of the date hereof) and soft goods) or orthopedic cold therapy products (the “Restricted Business”). Notwithstanding the foregoing, this Section 8.12 shall not operate to prevent or restrict:

(i)                                     any Person or Persons from acquiring Parent or any of its direct or indirect Subsidiaries by merger, consolidation, share purchase or purchase of substantially all of the assets of Parent or any such Subsidiaries where such Person was not, prior to such acquisition, an Affiliate of Parent;

(ii)                                  any of Seller, Parent or its or their Subsidiaries or controlled Affiliates from owning or engaging in any business conducted by any of them on the Closing Date, other than the Business; and

(iii)                               the direct or indirect acquisition by Seller, Parent or its or their Subsidiaries or controlled Affiliates (through acquisition, merger or other strategic transaction) of an interest in any Person that engages in the Restricted Business, and

(A)                              either (1) such Person does not have consolidated total annual gross revenues derived from the Restricted Business (at the time of the completion of such investment or acquisition) in excess of ten percent (10%) of the consolidated total annual gross revenue of the Companies for the fiscal year ending prior to the Closing Date or (2) Seller, Parent and its or their Subsidiaries and its or their controlled Affiliates’ voting ownership interest in such Person does not exceed two percent (2%) in the aggregate; or

(B)                                Seller, Parent or any of its or their Subsidiaries or any of its or their controlled Affiliates, as the case may be, promptly following the announcement of such transaction (and in any event no more than one year after such announcement), (1) sells the Restricted Business to a third person (with Buyer having the right to participate, as a potential purchaser of such assets, in the sale process) that is not an Affiliate of Parent or (2) ceases all business operations and winds-up the Restricted Business.

(b)                                 For the duration of the Restricted Period, Seller shall not (and shall cause Parent and each of its Subsidiaries and controlled Affiliates not to) directly, or indirectly through another Person, (i) induce or attempt to induce any employee of the Company or any of its Subsidiaries to leave the employ of the Company or any such Subsidiary or (ii) hire any person who was an employee or independent contractor of the Company or any of its Subsidiaries at any time during the one-year period immediately prior to the date on which such hiring would take place (it being conclusively presumed by the parties hereto so as to avoid any disputes under this Section 8.12(b)(ii) that any such hiring within such one-year period is also in violation of Section 8.12(b)(i)).  Notwithstanding the forgoing, Seller and Parent and each of their Subsidiaries and controlled Affiliates may hire any such employees (x) that are not then sales representatives or members of senior management of the Company or any of its Subsidiaries, and (y) who respond to general solicitations of employment not specifically directed toward Buyer, the Company or any Subsidiary of the Company (it being understood that such general solicitations shall not be a breach or violation of clause (i) of this Section 8.12(b).

(c)                                  If, at the time of enforcement of any of the covenants contained in this Section 8.12 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.   Seller acknowledges that (A) it has consulted with legal counsel regarding the Restrictive Covenants, (B) the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Company’s business and the substantial investment in the Company made by Buyer hereunder, and (C) the nature of the Company’s and its Subsidiaries’ business is such that it is not conducted with respect to geographical boundaries. Seller further acknowledges and agrees that the Restrictive Covenants are being entered into by Seller in connection with the sale by Seller of the goodwill of the Company’s and its Subsidiaries’ business pursuant to this Agreement.

(d)                                 If Seller breaches, or threatens to commit a breach of, any of the Restrictive Covenants, the Company, its Subsidiaries and Buyer shall have the following rights and remedies, each of which shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company, its Subsidiaries or Buyer at law or in equity: (A) the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company, its Subsidiaries and Buyer and that money damages would not provide an adequate remedy to the Company, its Subsidiaries’ or Buyer, and (B) the right and remedy to require Seller to account for and pay over to Buyer or its Subsidiaries any profits, monies, accruals, increments or other benefits derived or received by Seller attributable to any transactions constituting a breach of the Restrictive Covenants.

8.13                           Employment and Benefits Arrangements.  Prior to the Closing, Seller shall transfer to the Company the employment of each employee who primarily performs services for the Business but who is not employed by the Company or its Subsidiaries and shall take such actions as are necessary to fully vest all Employees’ account balances under the Orthofix Deferred Compensation Plan; provided that the employment of the direct sales representatives employed by Orthofix Limited (formerly known as Intavent Orthofix Limited) who primarily sell Breg products shall not be transferred to the Company prior to the Closing.  Buyer agrees to use commercially reasonable efforts so that, during the period commencing at the Closing and ending on first anniversary of the Closing Date, the Employees who are salaried employees and not subject to any collective-bargaining agreement (the “Salaried Employees”) will, while employed by Buyer or its Subsidiaries, be provided with compensation opportunities and welfare benefits which are substantially comparable in the aggregate to the those (excluding equity-based compensation) provided to such Salaried Employees as of the date of this Agreement. If permitted under the terms of each applicable plan, after the Closing, Buyer shall use commercially reasonable efforts to cause any employee benefit plan of Buyer in which employees of the Company or its Subsidiaries (“Employees”) are eligible to participate to credit, for purposes of eligibility and vesting thereunder (other than vesting of future equity awards), and for purposes of determination of levels of benefits for any vacation and severance benefits (but not for purposes of benefit accrual under defined benefit pension or similar plans), service by the Employees with Seller and the Seller Affiliates as if such service were with Buyer, to the same extent such service was credited under a comparable Plan.  Notwithstanding anything herein to the contrary, no such crediting of service shall be required to the extent it would result in a duplication of benefits.  As of the Closing, the Employees shall cease to participate in and accrue benefits under any Plan that is not a Company Plan.  Nothing contained in this Agreement shall (i) constitute or be deemed an amendment to any Plan or Company Plan or any other compensation or benefit plan, program or arrangement, (ii) shall alter or limit Buyer’s, the Company’s or its Subsidiaries’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

8.14                           Dashe Orthopedic Receivable.  The parties agree that following the Closing, the Company shall pay to Seller, promptly following receipt by the Company, of all net amounts actually received by the Company from Dashe Orthopedic Distribution, LLC under the terms of the promissory note dated March 1, 2012 of Dashe Orthopedic Distribution, LLC payable to the Company.

ARTICLE IX

TAX MATTERS

9.1                                 Tax Returns.

(a)                                  Following the Closing, Seller shall prepare or cause to be prepared and file or caused to be filed (A) any income Tax Returns of an Affiliated Group of the Seller or its Affiliates that includes the Company or any of its Subsidiaries for any Tax period that ends on or before the Closing Date (regardless of whether such income Tax Returns are filed or required to be filed before or after the Closing Date) and (B) any stand-alone income Tax Returns of the Company and its Subsidiaries for any tax period that ends on or before the Closing Date to the extent the due date of which is after the Closing Date (the “Seller Returns”).  All such Seller Returns shall, insofar as they pertain to the Company or its Subsidiaries, be prepared in a manner consistent with prior Tax Returns filed by the Company and its Subsidiaries except as otherwise required by law.  At least thirty (30) days prior to the due date for the filing of each such Seller Return (taking into account any extensions), Seller shall provide to Buyer a copy of such Seller Return or, if such Seller Return includes information pertaining to the Seller or Affiliates of the Seller other than the Company and its Subsidiaries, Seller shall provide to Buyer a pro forma “stand-alone” tax return relating solely the Company and its Subsidiaries (together with a schedule describing the apportionment of any tax attributes of the consolidated group to the Company and its Subsidiaries (collectively the “Apportionment Calculations”)).  For the avoidance of doubt, under no circumstances shall Seller be required to provide Tax Returns to Buyer that include information pertaining to the Seller or Affiliates of the Seller other than the Company and its Subsidiaries.  Buyer shall have the right to review and comment on such Seller Returns and the Apportionment Calculations. Seller shall consider in good faith any reasonable comments provided by Buyer. Seller shall timely file all Seller Returns prepared pursuant to this Section 9.1(a).

(b)                                 Following the Closing, Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company or any of its Subsidiaries for Pre-Closing Tax Periods that are not Seller Returns the due date of which (taking into account valid extensions of time to file) is after the Closing Date (the “Buyer Returns”).  All such Buyer Returns shall be prepared in a manner consistent with prior Tax Returns filed by the Company and its Subsidiaries except as otherwise required by law.  Buyer shall provide Seller with reasonable opportunity to review and comment on each such Buyer Return prior to filing (and, in the case of an income Tax Return, Buyer shall provide such Buyer Return to Seller no less than thirty (30) days prior to the date it is to be filed), and shall make changes to such Buyer Returns reasonably requested by Seller provided that such changes are not inconsistent with the standard set forth in the immediately preceding sentence.  In the case of each Buyer Return for a Straddle Period, at the same time that Buyer provides a copy of such Buyer Return to Seller for Seller’s review and approval pursuant to the provisions of the preceding sentence, Buyer shall also provide to Seller for Seller’s review and approval an allocation of the Tax for the Straddle Period between the portion of the Straddle Period ending on the Closing Date and the remaining portion of the Straddle Period, determined in accordance with the provisions of Section 9.1(e) (such allocation the “Straddle Return Tax Allocation”).  The Buyer shall timely file all Buyer Returns prepared pursuant to this Section 9.1(b).

(c)                                  In the event that Seller believes that a change to a Seller Return is not required under the standard set forth in Section 9.1(a), Buyer believes that a change to a Buyer Return requested by Seller is not required under the standard set forth in Section 9.1(b), or in the event that Buyer and Seller disagree as to the Straddle Return Tax Allocation, such Parties shall negotiate in good faith to resolve such disagreement.  If they fail to resolve their disagreement within ten (10) days, the matter shall be referred to the Independent Accountant for its prompt determination, which determination shall be binding upon the Parties.  For the avoidance of doubt, the Independent Accountant shall accept any change to a Seller Return requested by Buyer or Buyer Return requested by Seller unless, in either case, the Independent Accountant determines that such request was unreasonable or was inconsistent with the second sentence of Section 9.1(a) or (b) as applicable.  The fees of the Independent Accountant for such determination shall be divided equally between Seller, on the one hand, and Buyer, on the other hand.  The provisions of this Section 9.1(c) shall not be interpreted as requiring any Tax Return to be filed in an untimely manner, but, if the determination agreed by Buyer and Seller or made by the Independent Accountant is agreed or made subsequent to the filing of the Tax Return to which it relates and is inconsistent with the Tax Return as filed, an appropriate amended Tax Return shall promptly be filed.

(d)                                 Seller shall promptly, to the extent it is required under Section 8.2(a) to indemnify the Buyer Parties, reimburse Buyer for the Tax due with respect to any Seller Return or Buyer Return.

(e)                                  For purposes of this Agreement (including, without limitation, Section 8.2 and this Article IX), Taxes for a Straddle Period shall be allocated as follows:  (i) in the case of any real or personal property Tax, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and the remaining portion of such Tax shall be allocated to the remaining portion of the Straddle Period; and (ii) in the case of any other Tax, the portion of such Tax which relates to the portion of the Straddle Period ending on the Closing Date shall be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date, and the remaining portion of such Tax shall be allocated to the remaining portion of the Straddle Period.

(f)                                    If necessary to prevent reduction in any Tax Attributes of the Company or its Subsidiaries under Treasury Regulation §1.1502-36(d), Seller shall make an election under Treasury Regulation §1.1502-36(d)(6)(i)(A) to reduce Seller’s basis in the Shares to their fair market value. If this election is made, Seller shall timely provide Buyer with a copy of the “Section 1.1502-36 Statement” Seller files with its tax return in connection with the election.

9.2                                 Transfer Taxes.  All transfer, documentary, excise, sales, use, stamp, filing, recordation, registration and other such Taxes and fees (including any penalties and interest with respect thereto) incurred or payable, if any, resulting directly from the Transaction (the “Transfer Taxes”), shall be borne 50% by Seller and 50% by Buyer, and whichever of Buyer and Seller is primarily or customarily responsible under applicable local Law for filing such Tax Returns shall file all necessary Tax Returns and other documentation when due with respect to all such Transfer Taxes, and such Party shall use its commercially reasonable efforts to provide such Tax Returns to the other Party at least ten (10) calendar days prior to the due date for such Tax Returns.  If required by applicable Law, the other Party shall join in the execution of any such Tax Returns and other documentation.

9.3                                 Tax Contests.

(a)                                  If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to this Agreement is asserted in writing against Buyer, any of its Affiliates or, effective upon the Closing, the Company or any of its Subsidiaries (a “Tax Contest”), Buyer shall notify Seller of such Tax Contest within ten (10) days of receipt thereof, or such earlier time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request; provided, however, that for the sake of clarity, any failure by Buyer to provide such notice shall not relieve Seller of any liability under this Agreement unless and to the extent that

Seller’s ability to contest such claim or demand has been prejudiced thereby.  Seller may, at its own expense, participate in such Tax Contest.  Furthermore, Seller may, upon giving notice to Buyer within 10 days after receiving notice of the Tax Contest, assume the defense of such Tax Contest unless (1) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (2) the Tax Contest primarily seeks an injunction or equitable relief against the Buyer, the Company or any Subsidiary; (3) the Buyer, the Company and its Subsidiaries has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Buyer, the Company and its Subsidiaries, on the one hand, and the Seller and its Affiliates, on the other hand; (4) upon petition by the Buyer, the appropriate Governmental Entity rules that the Seller failed or is failing to vigorously prosecute or defend such Tax Contest; or (5) the Loss relating to the Tax Contest could reasonably be expected to exceed the maximum amount that such Buyer could then be entitled to recover under Section 8.2; provided that if the Tax Contest is with respect to an Affiliated Group of the Seller or its Affiliates for a taxable period that includes the Company or its Subsidiaries, Seller may assume the defense of such Tax Contest.

(b)                                 If Seller assumes the defense of such Tax Contest, Seller shall have the sole discretion as to the conduct of such defense and Buyer shall have the right to participate (but not the obligation to participate) in the defense thereof and to employ separate counsel at its own expense.  In any event, when either Buyer or Seller conducts such defense, it shall (a) keep the other Party promptly and fully informed of the conduct of any such Tax dispute, (b) provide promptly to the other Party any documents, correspondence, or other materials relating to any such Tax dispute, and (c) consider in good faith any reasonable suggestions of the other Party relating to the conduct (including prosecution, compromise, or settlement) of such Tax dispute.  Furthermore, the Party conducting the defense of any such Tax dispute shall not settle such Tax dispute in a manner that materially adversely affects the other Party without the prior written consent of such other Party (which consent shall not be unreasonably withheld, delayed or conditioned).

9.4                                 Tax Cooperation.  Buyer, on the one hand, and Seller and its Affiliates, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the Tax matters relating to the Company and its Subsidiaries, including the preparation or filing of Tax Returns and audit, claim, litigation or other proceeding or defense of any Tax matter.  Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of relevant records and information, making employees available on a reasonably and mutually convenient basis to provide additional information and explanation of any material provided hereunder, and, where appropriate, the execution of powers of attorney.

9.5                                 Tax Refunds.  If, following the Closing, a refund of Taxes is received by or credited to the account of Buyer, the Company or any of its Subsidiaries in respect of any Tax period ended on or before the Closing Date or portion of a Straddle Period ended on the Closing Date (determined, in the case of a Straddle Period, pursuant to the principles set forth in Section 9.1(e)), Buyer will promptly pay (or cause to be paid) the amount of such refund (together with any interest received or credited from the applicable tax authority with respect to such refund) to Seller.

9.6                                 Tax Sharing Agreements.  Prior to the Closing, Seller will cause all Tax sharing agreements with respect to or involving the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries is a party, to be terminated as to the Company and its Subsidiaries so that, no later than as of the Closing and thereafter, the Company and its Subsidiaries shall have no liability or obligation under any such Tax sharing agreement for any past, present or future period or event.

ARTICLE X

MISCELLANEOUS

10.1                           Amendment and Waiver.  This Agreement may be amended, and any provision of this Agreement may be waived; provided that any such amendment will be binding upon the Company (prior to the Closing) and Seller only if such amendment is set forth in a writing executed by the Company and Seller, and any such amendment will be binding upon the Company (after the Closing) and Buyer only if such amendment is set forth in a writing executed by the Company and Buyer; provided further that any such waiver will be binding only if set forth in a writing executed by the party against whom the waiver is to be effective.  No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or waive any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

10.2                           Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by next-day courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service for next day delivery, (iii) if deposited in the United States mail, first class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, or (iv) if delivered by telecopy, provided the relevant transmission report indicates a full and successful transmission, (x) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, on the date of such transmission, and (y) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission. Notices, demands and communications shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address indicated below:

Notices to the Company (prior to the Closing) and Seller:

Orthofix International N.V.
3451 Plano Pkwy

Lewisville, TX 75056

Attn:  Robert S. Vaters
Telephone:  (241) 937-2900
Telecopy: (214) 937-2736

with a copy to (which copy shall not constitute notice to the Company and Seller):

Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20004
Attn:  Joseph E. Gilligan
Telephone:  (202) 637-5945
Telecopy:  (202) 637-5910

Notices to the Company (after the Closing) and Buyer:

Breg Acquisition Corp.
c/o Water Street Healthcare Partners, LLC
333 West Wacker Drive
Chicago, Illinois 60606
Attn:  Timothy A. Dugan
          Christopher R. Sweeney
          Maxwell Mishkin
Telephone:  (312) 506-2900
Telecopy:    (312) 506-2901

with a copy to (which copy shall not constitute notice to the Company (after the Closing) or Buyer):

Water Street Healthcare Partners, L.P.
c/o Water Street Healthcare Partners, LLC
333 West Wacker Drive
Chicago, Illinois 60606
Attn:  Timothy A. Dugan
          Christopher R. Sweeney
          Maxwell Mishkin
Telephone:  (312) 506-2900
Telecopy:    (312) 506-2901

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60601
Attn:  Ted H. Zook, P.C.
                                    Martin A. DiLoreto, Jr., P.C.
Telephone:  (312) 862-2000
Telecopy:    (312) 862-2200

10.3                           Successors and Assigns.  This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and permitted assigns of the parties hereto whether so expressed or not.  Except as set forth in this Section 10.3, neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned (other than by operation of law following the Closing) or delegated by any party hereto without the prior written consent of the other parties hereto.  Buyer may assign its rights and obligations hereunder (including Buyer’s right to purchase the Shares), in whole or in part, to any of its Affiliates without the consent of any of the other parties hereto, but no such assignment shall relieve Buyer of its obligations hereunder.  In addition, Buyer may assign its rights and obligations pursuant to this Agreement, in whole or in part, in connection with any disposition or transfer of all or any portion of the Company or any of its Subsidiaries or their respective businesses in any form of transaction without the consent of any of the other parties hereto, but no such assignment shall relieve Buyer of its obligations hereunder.  Buyer and, following the Closing, the Company and its Subsidiaries may assign any or all of its rights pursuant to this Agreement to any of their respective lenders as collateral security, but no such assignment shall relieve Buyer or the Company of their obligations hereunder.

10.4                           Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall, subject to Section 8.12(c), be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.5                           Interpretation.  The headings and captions used in this Agreement or in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption or heading had been used herein or therein.  Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.  Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form.  Unless the express context clearly otherwise requires (a) the use of the word “including” (or definitions thereof) herein shall mean “including without limitation”, (b) “neither,” “nor,” “any,” “either” and “or” shall not be exclusive, (c) “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular section of this Agreement, (d) the terms “Dollars” and “$” mean United States Dollars, (e) references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement, (f) references to “written” or “in writing” shall include electronic communication, (g) the words “party” or “parties” when used in this Agreement, shall refer to a party or the parties to this Agreement, (h) words importing the masculine gender shall include the feminine and neutral genders and vice versa, (i) the phrases “made available” or “provided to,” when referring to documents or materials made available or provided to Buyer and/or its representatives by or on behalf of Seller or the Company, shall mean documents and materials placed in that certain virtual dataroom through which the Seller and the Company and their representatives have provided various documents and materials to Buyer and/or its representatives throughout the Buyers’ due diligence review process not less than two (2) Business Days prior to the date hereof, and (j) the terms “days” shall mean calendar days.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.6                           No Third-Party Beneficiaries.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns (and the Buyer Parties and the Seller Parties), any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Company and its Subsidiaries.

10.7                           Complete Agreement.  This Agreement and the agreements and documents attached hereto and delivered hereunder or herewith (including the Water Street Guaranty) contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings (other than the Confidentiality Agreement and the Common Interest Agreement) whether written or oral, relating to such subject matter in any way, including that certain letter agreement, dated December 20, 2011 between Water Street Healthcare Partners, LLC and Parent as amended from time to time. Effective as of the Closing, that certain Mutual Confidentiality Agreement, dated as of October 12, 2011, by and between Water Street Healthcare Partners, LLC and Parent (the “Confidentiality Agreement”) shall terminate and shall be of no further force or effect (notwithstanding any provision to the contrary therein).

10.8                           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

10.9                           Electronic Delivery.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or Internet mail in portable document format or similar format (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re execute original forms hereof or thereof and deliver them (by means other than Electronic Delivery) to all other parties.  No party hereto or to any such agreement or instrument shall raise (a) the use of Electronic Delivery to deliver a signature or (b) the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

10.10                     Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)                                  This Agreement and all disputes, controversies or claims relating to, arising out of or under, or in connection with this Agreement or the transactions contemplated hereby, including the negotiation, execution and performance hereunder and thereunder, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of law rules or provisions (whether of the State of Delaware or any other jurisdiction).

(b)                                 Subject to the provisions of Section 2.3 (which shall govern any dispute arising thereunder) and Section 8.2(c), each of the parties hereto irrevocably and unconditionally (a) consents to submit itself to the sole and exclusive personal jurisdiction of the state courts of the State of Delaware or any court of the United States located in the State of Delaware in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it shall not bring any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby in any court or tribunal other than the state courts of the State of Delaware or any court of the United States located in the State of Delaware.  Each of the parties hereto further agrees and covenants that if subject matter jurisdiction over any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby exists in the Court of Chancery of the State of Delaware by reason of Section 111 of the DGCL or if there otherwise exists a good faith basis for concluding that the Court of Chancery of the State of Delaware would have subject matter jurisdiction in connection with any such action, suit, or proceeding, then any such action, suit, or proceeding shall be brought exclusively in the Court of Chancery of the State of Delaware, and each party hereto agrees that it shall not attempt to deny or defeat subject matter jurisdiction over such action, suit, or proceeding in the Court of Chancery of the State of Delaware.  Each of the parties hereto irrevocably and unconditionally consents to service being made through the notice procedures set forth in Section 10.2.  Each of the parties hereto hereby agrees that service of any process, summons, notice or document by prepaid certified or registered mail to the respective addresses set forth in Section 10.2 shall be effective service of process for any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Agreement and any of the transactions contemplated hereby.  Nothing herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable law.  Each of the parties hereto hereby agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance on 6 Del. C. § 2708.

(c)                                  THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION OR COUNTERCLAIM (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO (INCLUDING THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

*     *     *     *     *

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement on the date first written above.

BREG ACQUISITION CORP.

By:	/s/ Maxwell Mishkin

Name:	Maxwell Mishkin

Title:	Vice President

BREG, INC.

By:	/s/ Robert S. Vaters

Name:	Robert S. Vaters

Title:	Chief Executive Officer

ORTHOFIX HOLDINGS, INC.

By:	/s/ Robert S. Vaters

Name:	Robert S. Vaters

Title:	President